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Management Proxy Circular

Notice of Annual Meeting of Shareholders April 25, 2012

 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF CENOVUS ENERGY INC.

The Annual Meeting of Shareholders of Cenovus Energy Inc. (the "Corporation") will be held on Wednesday, April 25, 2012 at 2:00 p.m. Calgary time in the Telus Convention Centre, Exhibition Hall E, North Building, 136 - 8 Avenue S.E., Calgary, Alberta, Canada.

The purpose of the meeting is to consider and take action on the following matters:

1.
to receive the consolidated financial statements of the Corporation, together with the auditor's report thereon for the year ended December 31, 2011;

2.
to elect directors of the Corporation;

3.
to appoint auditors of the Corporation;

4.
to consider an ordinary resolution amending and reconfirming the Corporation's shareholder rights plan;

5.
to consider a non-binding advisory resolution on the Corporation's approach to executive compensation;

6.
to consider the shareholder proposal set out in Appendix B to the accompanying management proxy circular; and

7.
to transact such other business as may properly be brought before the meeting or any adjournments thereof.

The accompanying management proxy circular provides detailed information relating to the matters to be dealt with at the meeting and forms part of this notice.

Shareholders registered at the close of business on March 1, 2012 are entitled to receive notice of and vote at the meeting. Shareholders who are unable to attend the meeting are encouraged to complete, sign and promptly return the enclosed form of proxy in the envelope provided. To ensure your vote is counted, proxies must be received by CIBC Mellon Trust Company, 600 The Dome Tower, 333 - 7 Avenue S.W., Calgary, Alberta, Canada, T2P 2Z1, no later than 2:00 p.m. Calgary time on April 23, 2012 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting. Shareholders may also vote their Common Shares by telephone or through the internet up to 48 hours prior to the start of the meeting, using the procedures described in the enclosed form of proxy or voting instruction form, as applicable, and the accompanying management proxy circular.

Your vote is important. Please read the enclosed materials carefully. If you have any questions, please contact our proxy solicitation agent, Phoenix Advisory Partners, toll-free in North America at 1-800-622-1642. An audio webcast of the meeting will be available on our website at www.cenovus.com.

By order of the Board of Directors of Cenovus Energy Inc.

Kerry D. Dyte
Executive Vice-President, General Counsel & Corporate Secretary

Calgary, Alberta
March 5, 2012

 INVITATION LETTER

Dear fellow shareholders:

On behalf of Cenovus Energy Inc.'s board of directors, management and employees, we invite you to attend our 2012 Annual Meeting of Shareholders. The meeting will be held on Wednesday, April 25, 2012 at 2:00 p.m. Calgary time in the Telus Convention Centre, Exhibition Hall E, North Building, 136 - 8 Avenue S.E., Calgary, Alberta, Canada. The items of business to be considered at the meeting are described in the Notice of Annual Meeting of Shareholders of Cenovus Energy Inc. and accompanying management proxy circular.

Following the formal portion of the meeting, management will review our financial and operational performance during 2011, provide an overview of priorities for 2012 and open the floor to questions from shareholders. If you cannot attend the meeting, we are pleased to offer an audio webcast, available on our website at www.cenovus.com.

Your vote is important to us. You can vote at the meeting on April 25, 2012, or you can vote in advance of the meeting by phone, internet or returning the enclosed proxy or voting instruction form, as applicable. We have included a Voting Questions & Answers section in the accompanying management proxy circular for quick reference, or you can contact our proxy solicitation agent, Phoenix Advisory Partners, toll-free in North America at 1-800-622-1642, for assistance in voting your proxy or if you have questions relating to the enclosed materials.

Our 2011 Annual Report is available on our website at www.cenovus.com. We encourage you to visit our website throughout the year for updated information and to find out more about our commitment to safely and responsibly unlock energy resources the world needs.

Yours truly,

Michael A. Grandin Chair of the Board	Brian C. Ferguson President & Chief Executive Officer

 TABLE OF CONTENTS

Voting Questions & Answers	1
Business of the Meeting	5
Director Compensation	14
Executive Compensation	16
Compensation Discussion and Analysis	18
Additional Compensation Plan Information	41
Statement of Corporate Governance Practices	44
Additional Information	50
Appendix A – Board of Directors' Mandate	A-1
Appendix B – Shareholder Proposal	B-1

 VOTING QUESTIONS & ANSWERS

This management proxy circular ("circular") is delivered in connection with the solicitation by or on behalf of management of Cenovus Energy Inc. ("Cenovus", the "Corporation", "we", "us" or "our") of proxies for use at the Annual Meeting of Shareholders to be held on Wednesday, April 25, 2012 at 2:00 p.m. Calgary time in the Telus Convention Centre, Exhibition Hall E, North Building, 136 - 8 Avenue S.E., Calgary, Alberta, Canada, for the purposes indicated in the Notice of Annual Meeting of Shareholders of Cenovus Energy Inc.

The solicitation will be primarily by mail, but proxies may also be solicited personally by directors, employees or agents of Cenovus. We have also retained Phoenix Advisory Partners to solicit proxies for us in Canada and the United States at a fee of approximately $35,000, plus out-of-pocket expenses. The cost of soliciting proxies will be borne by Cenovus.

Your vote is very important to us. Review this circular carefully. If you have questions about any of the information or require assistance in completing your proxy form, please call Phoenix Advisory Partners at 1-800-622-1642 (North American toll-free). We encourage you to vote using any of the voting methods described below. Your completed proxy form must be received by our registrar and transfer agent, CIBC Mellon Trust Company ("CIBC Mellon") no later than 2:00 p.m. Calgary time on April 23, 2012 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting. On November 1, 2010, CIBC Mellon sold its issuer services business to Canadian Stock Transfer Company Inc. which is currently operating the stock transfer business in the name of CIBC Mellon during a transition period.

Unless otherwise stated, the information contained in this circular is given as at March 5, 2012 and dollar amounts are expressed in Canadian dollars. As at March 1, 2012, to the knowledge of the directors and officers of Cenovus, no person or company beneficially owns or controls or directs, directly or indirectly, common shares of Cenovus ("Common Shares") carrying 10 percent or more of the voting rights attached to the Common Shares.

Am I entitled to vote?  You are entitled to vote if you were a holder of Common Shares of Cenovus as of the close of business on March 1, 2012, the record date for the meeting. Each holder is entitled to one vote for each Common Share held on such date.

What matters are to be voted on?

•
election of directors;

•
appointment of auditors;

•
amendment and reconfirmation of the shareholder rights plan;

•
non-binding advisory resolution on executive compensation; and

•
the shareholder proposal set out in Appendix B.

How will these matters be decided?  Except for the advisory resolution on executive compensation, which shall not be binding on the Corporation, a simple majority (50 percent plus one) of votes cast in person or by proxy at the meeting is required to approve each of the matters above.

How can I vote?  You may convey your voting instructions by mail, fax, telephone, internet or at the meeting, either in person or by appointing another person to attend the meeting and vote for you. Procedures for each voting method depend on whether you are a Registered Shareholder or a Non-Registered (Beneficial) Shareholder.

How do I know if I am a Registered or Non-Registered (Beneficial) Shareholder?

•
Registered Shareholder: You are a Registered Shareholder if your Common Shares are registered in your name and you have a share certificate. Your proxy form indicates if you are a Registered Shareholder.

•
Non-Registered (Beneficial) Shareholder: You are a Non-Registered (Beneficial) Shareholder if your broker, investment dealer, bank, trust company, trustee, nominee or other intermediary holds your Common Shares for you (your "Intermediary"). For most shareholders, your voting instruction form or proxy form, as the case may be, tells you whether you are a Non-Registered (Beneficial) Shareholder.

•
If you are not sure if you are a Registered Shareholder or Non-Registered (Beneficial) Shareholder, please contact CIBC Mellon at 1-866-332-8898 (toll-free in North America) or 1-416-682-3862 (outside North America).

What is the deadline for receiving my proxy form if I do not attend in person?  If you are voting your Common Shares by proxy form, our registrar and transfer agent, CIBC Mellon, or other agents we appoint, must receive your completed proxy form no later than 2:00 p.m. Calgary time on April 23, 2012 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting.

How do I vote if I am a Registered Shareholder?

•
Vote by mail: Complete, sign and date your proxy form and return it in the envelope provided. Please see "How do I complete the proxy form" for more information.

•
Vote by fax: Complete, sign and date your proxy form and send it by fax to CIBC Mellon at 1-866-781-3111 (toll-free in North America) or 1-416-368-2502 (outside North America). Please see "How do I complete the proxy form" for more information.

•
Vote by telephone: Call 1-866-243-5061 (toll-free in North America) from a touch-tone phone and follow the voice instructions. You will need your 12-digit control number which is noted on your proxy form. If you vote by telephone, you cannot appoint anyone other than the appointees named on your proxy form as your proxyholder.

•
Vote on the internet: Go to www.proxypush.ca/cve and follow the instructions. You will need your 12-digit control number, which is on your proxy form.

•
Vote in person: You do not need to complete or return your proxy form. Please identify yourself to a CIBC Mellon representative before entering the meeting to register your attendance.

How do I vote by proxy if I am a Non-Registered (Beneficial) Shareholder?

•
Your Intermediary is required to ask for your voting instructions before the meeting. Please contact your Intermediary if you did not receive a voting instruction form or a proxy form.

•
In most cases, you will receive, from your Intermediary, a voting instruction form that allows you to provide your voting instructions by telephone, on the internet or by mail. If you want to provide your voting instructions on the internet, go to www.proxyvote.com. You will need your 12-digit control number, which you will find on your voting instruction form.

•
Alternatively, you may receive from your Intermediary a proxy form which is to be completed and returned, as directed in the instructions provided.

How do I vote in person if I am a Non-Registered (Beneficial) Shareholder?

•
We do not have access to the names or holdings of our Non-Registered (Beneficial) Shareholders. That means you can vote your Common Shares in person at the meeting only if you have previously appointed yourself as the proxyholder for your Common Shares by printing your name in the space provided on the voting instruction form and submitting it as directed on the form. Your voting instructions must be submitted in sufficient time to allow your voting instructions to be received by CIBC Mellon no later than 2:00 p.m. Calgary time on April 23, 2012 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting.

•
Before the meeting begins, you should identify yourself to a representative of CIBC Mellon at the table identified as "Shareholder Registration".

How do I complete the proxy form?

•
When you sign the proxy form, you authorize appointees, Michael A. Grandin, Chair of our board of directors, and Brian C. Ferguson, President & Chief Executive Officer and a member of our board of directors, to vote your Common Shares for you at the meeting according to your instructions. The Common Shares represented by a proxy form will be voted or withheld from voting or voted for or against, as applicable, in accordance with your instructions on any ballot that may be called for at the meeting. If you specify a choice with respect to any matter to be acted upon at the meeting, your Common Shares will be voted accordingly.

•
You have the right to appoint the person of your choice (referred to as a "proxyholder"), who does not need to be a shareholder, to attend and act on your behalf at the meeting. The directors who are named on the enclosed proxy form will vote your Common Shares for you, unless you appoint someone else to be your proxyholder. If you wish to appoint a person other than the names that appear on the enclosed proxy form, follow the steps below:

•
Write the name of the person you are appointing as proxyholder in the space provided.

•
Make sure the person you appoint is aware that he or she has been appointed.

•
On arrival at the meeting, the proxyholder should present themselves to a representative of CIBC Mellon at the table identified as "Shareholder Registration".

  Alternatively, if you are completing your proxy on the internet, follow the instructions on the website on how to appoint someone else. If you do not specify how you want your Common Shares voted, your proxyholder will vote your Common Shares as he or she sees fit on each item and on any other matter that may properly come before the meeting and in respect of which you are entitled to vote.

•
If you are an individual shareholder, you or your authorized attorney must sign the proxy form. If the shareholder is a corporation or other legal entity, an authorized officer or attorney must sign the proxy form.

•
Complete your voting instructions, sign and date your proxy form and return it in the envelope provided so it is received no later than 2:00 p.m. Calgary time on April 23, 2012 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting.

If you need help completing your proxy form, please contact Phoenix Advisory Partners, our proxy solicitation agent, toll-free in North America at 1-800-622-1642.

How will my Common Shares be voted if I vote by Proxy?

•
You can choose to vote "For" or "Withhold" your vote from the election of the persons nominated for election as directors and the appointment of PricewaterhouseCoopers LLP as auditors. You can choose to vote "For" or "Against" the amendment and reconfirmation of the shareholder rights plan, the advisory resolution on executive compensation and the shareholder proposal set out in Appendix B.

•
If you return your proxy form and do not indicate how you want to vote your Common Shares, your vote will be cast FOR the election of the persons nominated for election as directors, FOR the appointment of PricewaterhouseCoopers LLP as auditors, FOR the amendment and reconfirmation of the shareholder rights plan, FOR the approach to executive compensation and AGAINST the shareholder proposal set out in Appendix B.

How do I change or revoke my vote?

Registered Shareholders can change a vote previously made by proxy by:

•
completing a proxy form that is dated later than a previously submitted proxy, provided the new form is received by CIBC Mellon no later than 2:00 p.m. Calgary time on April 23, 2012 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting;

•
voting again by telephone or on the internet no later than 2:00 p.m. Calgary time on April 23, 2012 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting; or

•
voting in person at the meeting, in which case, on arrival at the meeting, the proxyholder should present themselves to a representative of CIBC Mellon at the table identified as "Shareholder Registration".

Registered Shareholders can revoke a vote previously made by proxy by:

•
sending a notice of revocation in writing to the attention of our Corporate Secretary at 4000, 421 - 7 Avenue S.W., Calgary, Alberta, T2P 0M5, so that it is received by the close of business Calgary time on April 24, 2012 or, in the case of any adjournment or postponement of the meeting, on the business day immediately preceding the adjourned or postponed meeting;

•
giving a notice of revocation in writing to our Chair on the day of, but prior to the commencement of, the meeting or any adjournment or postponement of the meeting; or

•
in any other manner permitted by law.

Non-Registered (Beneficial) Shareholders can change or revoke a vote by notifying their Intermediary in accordance with their Intermediary's instructions.

How are the votes counted?  Each shareholder is entitled to one vote for each Common Share he or she holds as of March 1, 2012 on all matters proposed to come before the meeting. As of March 1, 2012, there were 755,523,150 issued and outstanding Common Shares.

CIBC Mellon counts and tabulates the votes. It does this independently of Cenovus to make sure that the votes of shareholders are confidential. CIBC Mellon refers proxy forms to Cenovus only when (i) it is clear that a shareholder wants to communicate with management; (ii) the validity of the proxy is in question; or (iii) the law requires it.

 BUSINESS OF THE MEETING

FINANCIAL STATEMENTS

The consolidated financial statements of Cenovus for the year ended December 31, 2011 and the auditor's report thereon are included in our 2011 Annual Report, which is available on our website at www.cenovus.com.

ELECTION OF DIRECTORS

Cenovus's articles provide that there must be at least three and no greater than 17 directors. There are currently nine directors. In accordance with our by-laws, the board of directors of Cenovus (the "Board" or the "Board of Directors") has determined that nine directors will be elected. At the meeting, shareholders will be asked to elect as directors each of the nine nominees listed below. All of the proposed nominees were orginally appointed as members of the Board effective November 30, 2009 pursuant to a plan of arrangement completed under Section 192 of the Canada Business Corporations Act involving Encana Corporation ("Encana") and Cenovus (the "Arrangement"). All of the proposed nominees were duly elected as directors at the Annual Meeting of Shareholders held on April 27, 2011. Each director will be elected to hold office until the next annual meeting of the shareholders of the Corporation or until such office is earlier vacated. Unless authority to do so is withheld, the persons named in the accompanying proxy form intend to vote FOR the election of the nominees whose names appear below under Nominees for Election.

Our Board has adopted a policy which provides, in an uncontested election of directors, if any nominee receives a greater number of votes "withheld" than votes "for" his or her election, the nominee shall be considered not to have received the support of the shareholders, even though duly elected. The policy requires such a director to submit to the Board his or her resignation, to take effect upon acceptance by the Board. The Nominating and Corporate Governance Committee will consider the resignation and make a recommendation to the Board on how to proceed. The Board, in the absence of special circumstances, will accept the resignation consistent with an orderly transition. The director will not participate in any Board committee or Board deliberations on the resignation offer. It is anticipated that the Board will make its decision to accept or reject the resignation within 90 days of receiving the recommendation. The Board may fill the vacancy in accordance with the Cenovus by-laws and applicable corporate laws.

Shareholders should note that, as a result of this majority voting policy, a "withhold" vote is effectively the same as a vote against a director nominee in an uncontested election.

Nominees for Election

Ralph S. Cunningham Age: 71 Houston, Texas, U.S. Independent Common Shares(1): Nil DSUs(2): 124,253
Mr. Cunningham is Chairman of Enterprise Products Holdings, LLC, the successor general partner of Enterprise Products Partners L.P., a publicly traded midstream energy limited partnership. From August 2007 to November 2010, Mr. Cunningham served as a director and President & Chief Executive Officer of EPE Holdings, LLC, the sole general partner of Enterprise GP Holdings L.P., a publicly traded midstream energy holding company. From December 2005 to June 2007, Mr. Cunningham served as Group Executive Vice President & Chief Operating Officer of Enterprise Products GP, LLC, the general partner of Enterprise Products Partners, L.P., and as Interim President & Chief Executive Officer from June 2007 to July 2007. Mr. Cunningham served as a director with the same entity from December 2005 to May 2010. From December 2009 to November 2010 he served as a director of LE GP, LLC, the general partner of Energy Transfer Equity, L.P., a publicly traded midstream energy limited partnership. He is currently a director of Agrium Inc., a publicly traded agricultural chemicals company, and a director and Chairman of TETRA Technologies, Inc., a publicly traded energy services and chemicals company. He is also a member of the Auburn University Chemical Engineering Advisory Council and the Auburn University Engineering Advisory Council.

	Board and Board Committees	Meeting Attendance

	Board	6 of 6
	Human Resources and Compensation Committee	4 of 4
	Nominating and Corporate Governance Committee	4 of 4
	Safety, Environment and Responsibility Committee (Chair)	3 of 3

Patrick D. Daniel Age: 65 Calgary, Alberta, Canada Independent Common Shares(1): 39,348 DSUs(2): 121,633
Mr. Daniel is a director and Chief Executive Officer of Enbridge Inc., a publicly traded energy delivery company. Mr. Daniel was the President of Enbridge Inc. from 2001 to February 2012. He is a director of Canadian Imperial Bank of Commerce and a member of the North American Review Board of American Air Liquide Holdings, Inc., a publicly traded industrial gases service company. He is also a member of the National Petroleum Council (an oil and natural gas advisory committee to the U.S. Secretary of Energy), a director of the American Petroleum Institute, Chairman of energy4everyone Foundation and a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta.

	Board and Board Committees	Meeting Attendance

	Board	6 of 6
	Audit Committee	5 of 5
	Human Resources and Compensation Committee	4 of 4
	Nominating and Corporate Governance Committee	4 of 4

Ian W. Delaney Age: 68 Toronto, Ontario, Canada Independent Common Shares(1): 150,000 DSUs(2): 153,156
Mr. Delaney is Chairman of Sherritt International Corporation, a publicly traded diversified natural resource company that produces nickel, cobalt, thermal coal, oil and gas and electricity. Mr. Delaney was the President & Chief Executive Officer of Sherritt International Corporation from 2009 to December 2011. He is also Chairman of The Westaim Corporation, a publicly traded technology investment company.

	Board and Board Committees	Meeting Attendance

	Board	6 of 6
	Human Resources and Compensation Committee (Chair)	4 of 4
	Nominating and Corporate Governance Committee	3 of 4
	Safety, Environment and Responsibility Committee	1 of 3

Brian C. Ferguson(3) Age: 55 Calgary, Alberta, Canada Non-Independent Common Shares(1): 104,560 DSUs(2): 121,930
Mr. Ferguson became President & Chief Executive Officer when Cenovus was formed on November 30, 2009. Mr. Ferguson is responsible for the overall leadership of Cenovus's strategic and operational performance. Mr. Ferguson joined a predecessor company in 1984 and became a member of the management team in 1994. Prior to leading Cenovus, Mr. Ferguson was Executive Vice-President & Chief Financial Officer of Encana. His business experience includes a variety of areas in finance, business development, reserves, strategic planning, evaluations and communications. Mr. Ferguson is currently serving on the board of the Canadian Association of Petroleum Producers. Mr. Ferguson is a Fellow of the Institute of Chartered Accountants of Alberta, a member of the Canadian Institute of Chartered Accountants (CICA), a member of the Canadian Council of Chief Executives and Chair of the Calgary Police Foundation. He previously served as Chairman of CICA's Risk Oversight and Governance Board.

	Board and Board Committees	Meeting Attendance

	Board	6 of 6
As a member of management, Mr. Ferguson does not serve on any standing committees of the Board.

Michael A. Grandin Age: 67 Calgary, Alberta, Canada Independent Common Shares(1): 123,120 DSUs(2): 118,526
Mr. Grandin is the Chair of our Board. He is also a director of BNS Split Corp. II, a publicly traded investment company, and HSBC Bank Canada. He was Chairman and Chief Executive Officer of Fording Canadian Coal Trust from February 2003 to October 2008 when it was acquired by Teck Cominco Limited. He was President of PanCanadian Energy Corporation from October 2001 to April 2002 when it merged with Alberta Energy Company Ltd. to form Encana. Mr. Grandin served as Dean of the Haskayne School of Business, University of Calgary from April 2004 to January 2006.

	Board and Board Committees	Meeting Attendance

	Board (Chair)	6 of 6
	Audit Committee*	5 of 5
	Human Resources and Compensation Committee*	4 of 4
	Nominating and Corporate Governance Committee (Chair)	4 of 4
	Reserves Committee*	3 of 3
	Safety, Environment and Responsibility Committee*	3 of 3
* As Board Chair, Mr. Grandin is an ex officio non-voting member, by standing invitation, and may vote when necessary to achieve quorum.

Valerie A.A. Nielsen Age: 66 Calgary, Alberta, Canada Independent Common Shares(1): 34,217 DSUs(2): 152,423
Ms. Nielsen is a director of Wajax Corporation, a publicly traded industrial parts and service company. She was a member and past chair of an advisory group on the General Agreement on Tariffs and Trade (GATT), the North America Free Trade Agreement (NAFTA) regarding international trade matters pertaining to energy, chemicals and plastics from 1986 to 2002. Ms. Nielsen is also a past director of the Bank of Canada and of the Canada Olympic Committee.

	Board and Board Committees	Meeting Attendance

	Board	6 of 6
	Audit Committee	5 of 5
	Nominating and Corporate Governance Committee	4 of 4
	Reserves Committee	3 of 3

Charles M. Rampacek Age: 68 Dallas, Texas, U.S. Independent Common Shares(1): Nil DSUs(2): 23,061
Mr. Rampacek is a director of Flowserve Corporation, a publicly traded manufacturer of industrial equipment, a director of Pilko & Associates L.P., a private chemical and energy advisory company and a director and Chairman of the Board of Ardent Holdings, LLC, a private industrial services company. Mr. Rampacek also serves on the Engineering Advisory Council for the University of Texas and the College of Engineering Leadership Board for the University of Alabama.

	Board and Board Committees	Meeting Attendance

	Board	6 of 6
	Nominating and Corporate Governance Committee	4 of 4
	Reserves Committee	3 of 3
	Safety, Environment and Responsibility Committee	3 of 3

Colin Taylor Age: 65 Toronto, Ontario, Canada Independent Common Shares(1): 2,300 DSUs(2): 23,061
Mr. Taylor served two consecutive four-year terms as Chief Executive and Managing Partner of Deloitte & Touche LLP and then acted as Senior Counsel until his retirement in May 2008. Mr. Taylor is also a member of the Canadian Institute of Chartered Accountants (CICA) and Fellow of the Institute of Chartered Accountants of Ontario.

	Board and Board Committees	Meeting Attendance

	Board	6 of 6
	Audit Committee (Chair)	5 of 5
	Human Resources and Compensation Committee	4 of 4
	Nominating and Corporate Governance Committee	4 of 4

Wayne G. Thomson Age: 60 Calgary, Alberta, Canada Independent Common Shares(1): 2,000 DSUs(2): 57,491
Mr. Thomson is a director and Chief Executive Officer of Iskander Energy Corp., a private international oil and gas company. He is Chairman and President of Enviro Valve Inc., a private company manufacturing proprietary pressure relief valves. He is also a director of Virgin Resources Limited, a private international oil and gas company and TVI Pacific Inc., a publicly traded international resource company. Mr. Thomson is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta and the World Presidents' Organization.

	Board and Board Committees	Meeting Attendance

	Board	6 of 6
	Nominating and Corporate Governance Committee	4 of 4
	Reserves Committee (Chair)	3 of 3
	Safety, Environment and Responsibility Committee	3 of 3
Mr. Thomson was a paid guest at the February 16, 2011 meeting of the Audit Committee.

Notes:

(1)
Common Shares refers to the number of Common Shares of Cenovus beneficially owned, or controlled or directed, directly or indirectly, by the director as at March 5, 2012. Fractional Common Shares are excluded. The number of Common Shares held by Mr. Ferguson includes 7,858 Common Shares indirectly held and 3,936 Common Shares over which he exercises control or direction but does not include Common Shares acquired since December 31, 2011 as a result of reinvestment of dividends or company matching of personal contributions to an investment plan of five percent of base salary.
(2)
Deferred share units ("DSUs") are not voting securities. See the Directors Compensation section of this circular for a description of DSUs. The number of DSUs is reported for each director as at March 5, 2012, including dividend equivalents earned, but excluding fractional units. DSUs held by Mr. Ferguson were attained as an officer of Cenovus and not in his role as director.
(3)
See the Executive Compensation section of this circular for detailed information relating to Mr. Ferguson's compensation as an officer of Cenovus.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions  To our knowledge, none of our current directors or executive officers are, or have been, within ten years prior to the date of this circular, a director, chief executive officer or chief financial officer of any company that: (a) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (collectively, an "Order") and that was issued while that person was acting in the capacity as director, chief executive officer or chief financial officer; or (b) was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer of the company being the subject of such an Order and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To our knowledge, other than as described below, none of our directors or executive officers: (a) is, or has been within ten years prior to the date of this circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to its own bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within ten years prior to the date of this circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.

Mr. Delaney was a director of OPTI Canada Inc. ("OPTI") when it commenced proceedings for creditor protection under the Companies' Creditors Arrangement Act (Canada) ("CCAA") on July 13, 2011. Ernst & Young Inc. was appointed as monitor of OPTI. On November 28, 2011, OPTI announced that it had closed a transaction whereby a subsidiary of CNOOC Limited acquired all of the outstanding securities of OPTI pursuant to a plan of arrangement under the CCAA and the Canada Business Corporations Act.

Mr. Rampacek was the Chairman and President & Chief Executive Officer of Probex Corporation ("Probex") in 2003 when it filed a petition seeking relief under Chapter 7 of the Bankruptcy Code (United States). In 2005, as a result of the bankruptcy, two complaints seeking recovery of certain alleged losses were filed against former Probex officers and directors, including Mr. Rampacek. These complaints were defended by American International Group ("AIG") in accordance with the Probex director and officer insurance policy and settlement was reached and paid by AIG, with bankruptcy court approval, in 2006. An additional complaint was filed in 2005 against noteholders of certain Probex debt, of which Mr. Rampacek was a party. A settlement of $2,000 was reached, with bankruptcy court approval, in 2006.

APPOINTMENT OF AUDITORS

The Board recommends that PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta, be appointed as auditors of Cenovus to hold office until the close of the next annual meeting of shareholders. PricewaterhouseCoopers LLP have been our auditors since November 30, 2009.

The following table provides information about the fees billed to Cenovus for professional services rendered by PricewaterhouseCoopers LLP during fiscal 2011 and 2010.

($ thousands)	2011	2010

Audit Fees	2,682	1,996
Audit-Related Fees	8	47
Tax Fees	714	157
All Other Fees	66	18

Total	3,470	2,218

Audit Fees  consist of fees for the audit of our annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees  consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported as Audit Fees. During fiscal 2011, the services provided in this category included review of reserves and Director and Executive Compensation disclosures. During fiscal 2010, the services provided in this category included due diligence reviews in connection with acquisitions and divestitures, research of accounting and audit-related issues, review of reserves disclosure, audit-related services in relation to our debt shelf prospectuses and Dividend Reinvestment Plan, as well as audit-related services in connection with our Corporate Responsibility report.

Tax Fees  consist of fees for tax compliance services, tax advice and tax planning. During fiscal 2011, the services provided in this category primarily included support of scientific research & experimental development ("SR&ED") claims for Cenovus and FCCL Partnership. During fiscal 2010, the services provided in this category included assistance and advice in relation to the preparation of corporate income tax returns as well as assistance in respect of SR&ED claims.

All Other Fees  include, for fiscal 2011 and 2010, the payment of maintenance fees associated with a research tool that grants access to a comprehensive library of financial reporting and assurance literature.

AMENDMENT AND RECONFIRMATION OF THE CENOVUS SHAREHOLDER RIGHTS PLAN

Background

In connection with the Arrangement, a shareholder rights plan for Cenovus (the "Cenovus Shareholder Rights Plan") was adopted as of October 20, 2009 and subsequently amended and restated as of November 30, 2009. At the special meeting of shareholders of Encana held on November 25, 2009 approving the Arrangement, shareholders of Encana also approved the Cenovus Shareholder Rights Plan.

Shareholders will be asked at the meeting to consider and, if deemed appropriate, to approve an ordinary resolution, the text of which is set forth below (the "Rights Plan Resolution"), to amend and reconfirm the Cenovus Shareholder Rights Plan. For the Cenovus Shareholder Rights Plan to continue in effect after the meeting, it must be reconfirmed by a simple majority of votes cast by the Independent Shareholders at the meeting. "Independent Shareholders" is defined in the Cenovus Shareholder Rights Plan, in effect, as all holders of Common Shares, excluding any Acquiring Person (as defined in the Cenovus Shareholder Rights Plan), any person that is making or has announced a current intention to make a take-over bid for the Common Shares, affiliates, associates and persons acting jointly or in concert with such excluded persons, and any employee benefit, deferred profit sharing, stock participation or other similar plan or trust for the benefit of employees of Cenovus unless the beneficiaries of the plan or trust direct the manner in which the Common Shares are to be voted. As of March 5, 2012, Cenovus is not aware of any shareholders that would be excluded from the vote on the basis that such holder is not an Independent Shareholder. If the Rights Plan Resolution is not approved, the Cenovus Shareholder Rights Plan will terminate on April 25, 2012.

Purpose of the Cenovus Shareholder Rights Plan

The primary objectives of the Cenovus Shareholder Rights Plan are to provide every shareholder with an equal opportunity to participate in a take-over bid made for Cenovus and to provide the Board, should it so decide in the exercise of its fiduciary duty, with sufficient time to explore and develop all options for maximizing shareholder value if such a bid is made. The Cenovus Shareholder Rights Plan encourages a potential acquiror to proceed either by way of a Permitted Bid (as defined in the Cenovus Shareholder Rights Plan), which requires the take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board.

Summary of the Cenovus Shareholder Rights Plan

The following is a summary of the principal terms of the Cenovus Shareholder Rights Plan. A Shareholder or any other interested party may obtain a copy of the agreement governing the Cenovus Shareholder Rights Plan as proposed to be amended by contacting Christine Lee, Assistant Corporate Secretary of Cenovus at (403) 766-2000 or by fax at (403) 766-7600 or by accessing it on our website www.cenovus.com.

Term  The Cenovus Shareholder Rights Plan is subject to the shareholders reconfirming such plan by a majority vote at every third Cenovus annual shareholder meeting. On this basis, the Cenovus Shareholder Rights Plan is being presented at the meeting for amendment and reconfirmation and will expire if the amendment and reconfirmation is not approved at the meeting. If any such approval is not obtained, the Cenovus Shareholder Rights Plan will then cease to have effect.

Issue of Rights  On the effective date of the Cenovus Shareholder Rights Plan, one right ("Right") was issued and attached to each Common Share and will attach to each Common Share subsequently issued.

Rights Exercise Privilege  The Rights will separate from the Common Shares and will be exercisable 10 trading days (the "Separation Time"), unless delayed by the Board, after a person has acquired, or commenced a take-over bid to acquire, 20 percent or more of the Common Shares, other than by an acquisition pursuant to a take-over bid permitted by the Cenovus Shareholder Rights Plan (a "Permitted Bid"). The acquisition by any person (an "Acquiring Person") of 20 percent or more of the Common Shares, other than by way of a Permitted Bid, is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person will become void upon the occurrence of a

Flip-in Event. Ten trading days after the occurrence of a Flip-in Event, each Right (other than those held by an Acquiring Person), will permit the purchase by holders of Rights (other than an Acquiring Person) of Common Shares at a 50 percent discount to their market price.

The issue of the Rights is not initially dilutive. Upon a Flip-in Event occurring and the Rights separating from the Common Shares, reported earnings per share of Cenovus on a diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Lock-Up Agreements  A bidder may enter into lock-up agreements with shareholders whereby such shareholders agree to tender their Common Shares to the take-over bid (the "Subject Bid") without a Flip-in Event occurring. Any such agreement must be publicly disclosed and permit the shareholder to withdraw the Common Shares to tender to another take-over bid or to support another transaction that exceeds the value of the Subject Bid by as much as, or more than a specified amount, which may not be greater than seven percent. The definition of "Lock-Up Agreement" provides that no "break up" fees or other penalties that exceed, in the aggregate, the greater of 2.5 percent of the price or value of the consideration payable under the Subject Bid and 50 percent of the increase in the consideration resulting from another take-over bid transaction shall be payable by the shareholder if the shareholder fails to tender its Common Shares to the Subject Bid.

Certificates and Transferability  Prior to the Separation Time, the Rights are evidenced by a legend imprinted on certificates for the Common Shares and are not to be transferable separately from the Common Shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates, which will be transferable and traded separately from the Common Shares.

Permitted Bid Requirements  The requirements for a Permitted Bid include the following:

  •
  the take-over bid must be made by way of a take-over bid circular;

  •
  the take-over bid must be made to all holders of Common Shares;

  •
  the take-over bid must be outstanding for a minimum period of 60 days and Common Shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the 60-day period and only if at such time more than 50 percent of the Common Shares held by Independent Shareholders have been tendered to the takeover bid and not withdrawn; and

  •
  if more than 50 percent of the Common Shares held by Independent Shareholders are tendered to the take-over bid within the 60-day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of Common Shares for not less than 10 business days from the date of such public announcement.

The Cenovus Shareholder Rights Plan allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days.

Waiver  The Board, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the Cenovus Shareholder Rights Plan to a particular Flip-in Event (an "Exempt Acquisition") where the take-over bid is made by a take-over bid circular to all holders of Common Shares. Where the Board exercises the waiver power for one take-over bid, the waiver will also apply to any other take-over bid for Cenovus made by a take-over bid circular to all holders of Common Shares prior to the expiry of any other bid for which the Cenovus Shareholder Rights Plan has been waived.

Redemption  The Board, with the approval of a majority of votes cast by the Independent Shareholders (or the holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose, may redeem the Rights at $0.000001 per Common Share. Rights will be deemed to have been redeemed by the Board following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition.

Amendments  The Board, with the approval of a majority of the votes cast by Independent Shareholders (or the holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose, may amend the Cenovus Shareholder Rights Plan. The Board, without such approval, may correct clerical or typographical errors and, subject to approval as noted above at the next meeting of the shareholders (or the holders of Rights, as the case may be), may make amendments to the Cenovus Shareholder Rights Plan to maintain its validity due to changes in applicable legislation.

Duties of the Board  The Cenovus Shareholder Rights Plan will not detract from or lessen the duty of the Board to act honestly and in good faith with a view to the best interests of Cenovus. The Board, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

Exemption for Investment Managers  Investment managers (for client accounts), trust companies (acting in their capacities as trustees and administrators) and statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring greater than 20 percent of the Common Shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

Proposed Amendments

The proposed amendments to the Cenovus Shareholder Rights Plan include:

  •
  extending the term, on an "evergreen" basis, for successive three year terms following shareholder reconfirmation of the Cenovus Shareholder Rights Plan at every third annual shareholders meeting;

  •
  deleting references to Encana and the Arrangement, which references are no longer relevant;

  •
  amending the definition of "Lock-up Agreement" to require that lock-up agreements be publicly disclosed; and

  •
  certain other non-substantive amendments to provide greater clarity and consistency.

The Board has determined that the proposed amendments to and restatement of the Cenovus Shareholder Rights Plan are in the best interests of the Corporation and its shareholders. The Board of Directors unanimously recommends that shareholders reconfirm and approve the Cenovus Shareholder Rights Plan and vote in favour of the Rights Plan Resolution. The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote FOR the Rights Plan Resolution. The text of the Rights Plan Resolution, subject to such amendments, variations or additions as may be approved at the meeting, is set forth below:

"RESOLVED AS AN ORDINARY RESOLUTION OF THE HOLDERS OF COMMON SHARES THAT:

1.
The Amended and Restated Shareholder Rights Plan Agreement (the "Rights Plan") dated as of November 30, 2009 between Cenovus Energy Inc. and CIBC Mellon Trust Company, be amended and restated as described in the Management Proxy Circular of the Corporation dated March 5, 2012.

2.
The making on or prior to April 25, 2012 of any revisions to the Rights Plan as may be required by the Toronto Stock Exchange or by professional commentators on shareholder rights plans in order to give effect to the foregoing revisions or to conform the Rights Plan to versions of shareholder rights plans then prevalent for public reporting issuers in Canada, as may be approved by any two of the Chairman of the Board, the Chief Executive Officer, the Chief Financial Officer, any Vice-President or a director, is hereby approved.

3.
The Rights Plan, as amended and restated in accordance with paragraphs 1 and 2 above, be and it is hereby reconfirmed and approved.

4.
Any director or officer of the Corporation is authorized and directed for and on behalf of the Corporation (whether under its corporate seal or otherwise) to enter into, to execute and deliver all such instruments, agreements, corollary agreements and documents, including all notices, consents, applications, acknowledgements, certificates and other instruments (herein the "Instruments") and do, or cause to be done, all such other acts and things (herein "Acts") as may be necessary for the purpose of giving effect to the foregoing resolution or to comply with any Instrument or Act, and such Instruments and Acts authorized and approved by this resolution shall constitute valid and binding obligations of the Corporation, and the performance by the Corporation under such Instruments and pursuant to such Acts is hereby authorized."

 SHAREHOLDER ADVISORY VOTE ON EXECUTIVE COMPENSATION

Background

The Board believes that shareholders should have the opportunity to receive information to assist them in understanding the objectives, philosophy and principles used in its approach to executive compensation. In 2010, the Board adopted a Shareholder Advisory Vote on Executive Compensation Policy (the "Say on Pay Policy"). The Say on Pay Policy requires a non-binding advisory vote on the Board's approach to executive compensation, commonly referred to as a "say on pay" advisory vote, commencing in 2012, and subsequently held every three years. The purpose of the say on pay advisory vote is to provide Board accountability to the shareholders of Cenovus for the Board's compensation decisions by giving shareholders a formal opportunity to provide their views on the disclosed objectives of the executive compensation plans, and on the plans themselves.

Shareholders will be asked at the meeting to vote on an advisory basis, on the acceptance of Cenovus's approach to executive compensation as set forth in the Compensation Discussion and Analysis section of this circular. Shareholders are encouraged to carefully review the information set forth in that section before voting on this matter. The Compensation Discussion and Analysis section discusses our compensation philosophy, the objectives of the different elements of our compensation programs and the way the Board assesses performance and makes decisions. It explains how our compensation programs are centered on a pay-for-performance culture and are aligned with the long-term development strategy of our business in the interest of our shareholders.

As this is an advisory vote, the results will not be binding upon the Board, however, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions. The Corporation will disclose the results of the shareholder advisory vote as a part of its report on voting results for the meeting.

In the event that the advisory resolution is not approved by a majority of the votes cast at the meeting, the Board will consult with its shareholders (particularly those who are known to have voted against it) to understand their concerns and will review the Board's approach to compensation in the context of those concerns. Results from the Board's review, if necessary, will be discussed in the Corporation's management proxy circular for the annual meeting of shareholders of Cenovus to be held in 2013. Shareholders who vote against the resolution may contact the Board in accordance with the Board Shareholder Communication & Engagement Policy to discuss their specific concerns. See the Statement of Corporate Governance Practices section of this circular for a description of this policy.

Proposed Resolution

"RESOLVED, ON AN ADVISORY BASIS AND NOT TO DIMINISH THE ROLE AND RESPONSIBILITIES OF THE BOARD OF DIRECTORS, that the shareholders accept the approach to executive compensation as disclosed in the Compensation Discussion and Analysis in the Corporation's Management Proxy Circular dated March 5, 2012 and delivered in advance of the 2012 Annual Meeting of Shareholders."

The persons designated in the enclosed proxy, unless instructed otherwise, intend to vote FOR the proposed resolution.

SHAREHOLDER PROPOSAL

Set out in Appendix B attached to this circular is the full text of a shareholder proposal submitted for consideration at the meeting and our position in response to the proposal. This proposal requests that the Board provide a say on pay advisory vote annually rather than every three years as set out in the Corporation's current Say on Pay Policy. See the Shareholder Advisory Vote on Executive Compensation section of this circular for additional information.

The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote AGAINST such proposal.

 DIRECTOR COMPENSATION

Bringing years of industry experience and a strong mix of skills, our Board of Directors oversees the management of our business, focused on preserving and progressing shareholder value.

All non-employee directors of Cenovus receive a comprehensive compensation package of annual cash retainers, meeting fees and equity-based incentives in the form of DSUs. The compensation package for non-employee directors was determined following a review of the elements and level of compensation for directors of companies of comparable size and scope to Cenovus, using the same peer group as for our executive officers. Our President & Chief Executive Officer does not receive compensation for serving as a director of Cenovus.

Fees

The fee structure for our non-employee directors is as follows:

Fees	Amount per year

Each non-employee director of our Board earns an annual retainer.	$30,000
Our Board Chair earns an additional annual retainer.	$250,000
The Chair of each Board committee earns a supplemental fee.	$7,500
Our Audit Committee Chair earns an additional supplemental fee.	$7,500

Fees	Amount per meeting

Each non-employee director earns a fee for each Board and Board committee meeting attended in person or by telephone.	$1,500

The annual retainers and supplemental fees are paid in quarterly installments and are pro-rated for periods of partial service.

Each non-employee director is reimbursed for travel and other expenses for attending Board or Board committee meetings. In addition, for each Board or Board committee meeting where the director is normally resident outside of western Canada, or when the location of a Board or Board committee meeting is outside of western Canada and away from the director's place of residence, an additional fee of $1,500 is paid to the director.

Deferred Share Units

Each non-employee director is provided with an annual grant of 7,500 DSUs under the Deferred Share Unit Plan for Directors of Cenovus Energy Inc. This annual grant of DSUs is made on January 1 of each year. Dividend equivalents are credited, in the form of additional DSUs, consistent with dividends declared on Common Shares. Newly appointed or elected directors receive an initial grant of DSUs upon joining the Board. Our non-employee directors also have the option to elect to receive all or a portion of their annual retainer and meeting fees in the form of DSUs.

DSUs vest when they are credited to the director's account. DSUs may only be redeemed upon the departure of the director from Cenovus, either by resignation, termination or retirement. When a director departs, he or she must redeem the DSUs in his or her account by December 15 of the first calendar year following the year of his or her departure from the Board. The value of DSUs that may be redeemed is equal to the number of DSUs in the director's account on the date of redemption multiplied by the trading price of a Common Share on the day prior to the date of redemption. This amount is paid to the director in cash on an after-tax basis.

Pursuant to the Arrangement, DSUs of Encana held by directors of Cenovus were exchanged for Cenovus DSUs. The fair value of the Cenovus DSUs credited to each director was based on the fair market value of Cenovus Common Shares relative to Encana common shares prior to the completion of the Arrangement.

 Share Ownership Guidelines

Our non-employee directors are required to meet share ownership guidelines set by the Human Resources and Compensation Committee ("HRC Committee"). Each non-employee director (excluding our Board Chair) is required to maintain certain minimum holdings of Common Shares, which may include holdings of DSUs, at least equal in value, based on the market price of Common Shares, to $500,000. Our Board Chair is required to maintain certain minimum holdings of Common Shares, which may include holdings of DSUs, at least equal in value, based on the market price of Common Shares, to $1,000,000. Each director is required to achieve the share ownership guidelines by the later of December 1, 2014 or within five years after the director joins the Board. As of March 5, 2012, all of our non-employee directors exceeded the level of our share ownership guidelines as outlined in the following table.

	Beneficial Share Holdings(1)			Share
Name	Common Shares ($)	DSUs ($)	Total ($)	Ownership Guideline ($)	Status

Michael A. Grandin (Chair)	4,612,075	4,439,984	9,052,059	1,000,000	Exceed
Ralph S. Cunningham	0	4,654,517	4,654,517	500,000	Exceed
Patrick D. Daniel	1,473,976	4,556,372	6,030,348	500,000	Exceed
Ian W. Delaney	5,619,000	5,737,224	11,356,224	500,000	Exceed
Valerie A.A. Nielsen	1,281,769	5,709,766	6,991,534	500,000	Exceed
Charles M. Rampacek	0	863,865	863,865	500,000	Exceed
Colin Taylor	86,158	863,865	950,023	500,000	Exceed
Wayne G. Thomson	74,920	2,153,613	2,228,533	500,000	Exceed

Note:

(1)
The value of "Beneficial Share Holdings" was determined by multiplying the number of Common Shares and DSUs held by each directors as of March 5, 2012 by the closing price of a Common Share on such date of $37.46.

Director Compensation Table

The following table summarizes the annual compensation earned by our non-employee directors for the year ended December 31, 2011.

Name	Fees Earned ($)		Share-Based Awards(1) ($)	All Other Compensation(2) ($)	Total ($)

Ralph S. Cunningham	63,000		249,600	6,000	318,600
Patrick D. Daniel	58,500	(3)	249,600	1,500	309,600
Ian W. Delaney	58,500	(4)	249,600	9,000	317,100
Michael A. Grandin	325,000		249,600	7,440	582,040
Valerie A.A. Nielsen	57,000	(4)	249,600	7,440	314,040
Charles M. Rampacek	54,000		249,600	9,000	312,600
Colin Taylor	73,500		249,600	7,500	330,600
Wayne G. Thomson	63,000		249,600	1,500	314,100

Notes:

(1)
Represents the fair value on the grant date of DSUs granted to our directors on January 1, 2011, which is also the vesting date of the DSUs. This amount is calculated as the number of DSUs granted (7,500) times the closing price of Common Shares on December 31, 2010 of $33.28 (the market value, which is the closing price of Common Shares on the day prior to the grant date).
(2)
Represents travel/parking fees earned by our directors as applicable.
(3)
Elected to receive 50 percent of fees earned in the form of DSUs.
(4)
Elected to receive 100 percent of fees earned in the form of DSUs.

 EXECUTIVE COMPENSATION

HUMAN RESOURCES COMMITTEE LETTER TO SHAREHOLDERS

Dear Shareholder,

As Chair of the Board and Chair of the Human Resources and Compensation Committee, we would like to take this opportunity to share with you our perspective on Cenovus's executive compensation philosophy and programs, and how we oversee executive compensation at Cenovus. It is our intention that the Compensation Discussion and Analysis ("CD&A") that follows will provide you with a clear description of our programs, as well as the decisions that have been made by us, as your representatives, during the year.

Compensation Philosophy

First, the compensation philosophy that applies to our executive officers also applies to our employees. It is our aim to be the employer of choice in the markets where we operate. Ours is a capital intensive business, we operate in a highly competitive market for talent, and the future success of our business depends on having the right talent, focused on the right things, bringing creativity and technical skills to the challenges we face.

Second, we are committed to aligning the compensation of our executive officers with the experience of our shareholders. As a result, our executive officers have the greatest proportion of their compensation in the form of long-term incentives. In addition, they are required to build and then maintain significant shareholdings in Cenovus throughout their tenure. Our directors are also required to build and maintain significant shareholdings in the Corporation.

Third, we have a clear pay for performance focus. Incentive compensation is provided in the form of an annual performance bonus and grants of long-term incentives. Our annual performance bonus is based on the results of the Corporation as evaluated in scorecards and determined by the Board. Our annual performance bonus program applies to all of our employees, and helps to ensure everyone is focused on and rewarded for success in achieving our shared goal of reliable, predictable, responsible growth.

Our executive officers and all office employees also participate in our long-term incentive program. It is made up of two types of long-term incentives: performance share units ("PSUs") and stock options. Together, PSUs and stock options form the largest part of our executive officers' pay opportunity. PSUs are earned based on recycle ratio – the cost effectiveness with which we find and replace our reserves. We believe that this all-encompassing measure is key to our long-term success. The second type of long-term incentive is stock options. Stock options are not designed to reward performance that drives shareholder value – instead stock options allow our executive officers and employees to participate in that value creation, to the extent we have been successful in increasing the price of our Common Shares.

2011 Performance

2011 was a tremendous year for Cenovus. The Corporation delivered excellent financial and operational results and met or exceeded all the milestones it established. Cash flow for the year increased by more than one-third compared with 2010 and oil sands production increased 13 percent. Despite the challenging economic environment, financial results strengthened throughout the year. Oil production, reserves and contingent resources grew substantially, which contributed to a higher net asset value.

Through our excellent financial results, we've enhanced the underlying value of the Corporation. We've also announced a dividend increase of 10 percent for the first quarter of 2012.

The success we achieved in 2011 is a direct result of the consistent, reliable and predictable approach we take to growing value for our shareholders.

 Stewardship

As directors of Cenovus, we undertake our stewardship role over executive compensation with great care and attention. We engage outside advisors to provide us with information that assists us in our decision-making. We provide market-competitive compensation opportunities, and evaluate our executive officers against performance goals that are designed to motivate and reward strong performance. We monitor emerging trends and continue to adapt our programs as appropriate. In 2011 we established a new process to ensure our executive compensation philosophy and programs do not inadvertently encourage inappropriate or excessive risk taking. We engaged Towers Watson to undertake a comprehensive risk assessment of our compensation program as a whole and we are pleased to advise that the results indicated that enterprise risk is well managed and there are no risks arising from the compensation program that are reasonably likely to have a material adverse effect on the Corporation.

Maximizing the talent of our executive officers and our other leaders

Ensuring strong leadership in our executive officers and the other leaders at Cenovus is important to us. In 2011, considerable effort was spent on employee and executive leadership development, to help us build our organizational capacity and ensure we have the talent needed to execute on our business strategy. As well, on a regular basis, we engage in a detailed, documented process of succession planning for our executive officers, planning for key positions which are critical for the success of the Corporation.

Conclusion

We are open to hearing from our shareholders, whether in the form of questions or suggestions. We trust you will find the following CD&A to be of interest. We hope you find it fulsome, clear and helpful in your understanding of how we make executive compensation decisions.

Michael A. Grandin Chair of the Board	Ian W. Delaney Chair of the Human Resources and Compensation Committee

 COMPENSATION DISCUSSION AND ANALYSIS

Introduction

To ensure we meet our commitments to our shareholders, our employees and the communities in which we conduct our business, we depend on our highly-skilled, committed and experienced team of executive officers to develop and execute our strategy.

Our executive compensation program is designed to attract, reward and retain a strong team of executive officers, and to encourage short and long-term performance to ensure that the interests of our executive officers are consistent with our long-term business strategy and are aligned with the interests of our shareholders.

Compensation Philosophy

Our compensation philosophy demonstrates how we value our employees and our executive officers and how we align their interests with the interests of our shareholders. Our compensation philosophy can be summarized as follows:

•
We strive to be an employer of choice in relation to the companies with which we compete.

•
Our compensation is results-oriented and includes competitive salaries and benefits, plus annual and long-term incentives.

•
We provide a total compensation package, where all elements of the compensation program play a role in attracting, motivating, rewarding and retaining our employees and our executive officers.

•
Our total compensation package incorporates a pay for performance approach, providing clear differentiation of pay based on individual and company performance.

•
Our total compensation is designed to be competitive, by positioning the total compensation of our executive officers to be in the top quartile of our peer group for outstanding performance. Similarly, for lesser performance, we will provide lower total compensation through our annual and long-term incentive programs.

•
We recognize that total compensation may be impacted by increases and decreases in commodity prices that may occur as a result of the cyclical nature of our business. As such, we test the total compensation of our executive officers for various performance outcomes to understand how these changes will impact compensation.

Market Data Comparisons and Our Peer Group

We participate in annual compensation surveys that are conducted by various compensation consulting firms to monitor how our compensation compares to our peer group. These surveys are useful for determining compensation trends and provide guidance to assist in determining how well we are meeting our compensation program principles.

We target to have the total direct compensation (base salary, annual performance bonus and long-term incentives) of our executive officers at a level that is consistent with the total direct compensation provided by our peer group to their executive officers. Specifically, we target the total direct compensation for our executive officers to be at the 50th percentile of our peer group while maintaining the ability to provide higher compensation for superior performance.

Since December 2009, Cenovus has engaged the services of Towers Watson, an experienced compensation consulting firm, for advice regarding the competitiveness of our compensation program as a whole. Specifically, the HRC Committee receives advice from Towers Watson on the following items:

•
Regular competitive analysis of the elements of our compensation program, including base salary, annual performance bonus program, long-term incentive program, retirement and pension benefits and other compensation.

•
Review of the objectives and principles that we use to design our compensation philosophy and program, including advice regarding our peer group.

•
Information on trends and best practices in compensation philosophy and program design, using various research methods including compensation and workforce surveys.

In addition, management receives advice on the following items:

•
Provision of comprehensive retirement programs and pension plan advice, including acting as our actuary for pension plan matters and as asset management consultant for our pension and investment plans.

Our Board or HRC Committee do not pre-approve the services retained by management since they are standard in nature and do not present any conflicts with the services retained by the HRC Committee.

For the compensation review conducted for our executive officers, we utilize the following companies as our peer group:

• Canadian Natural Resources Limited	• Marathon Oil Corporation
• Devon Energy Corporation	• Murphy Oil Corporation
• Enbridge Inc.	• Nexen Inc.
• Encana Corporation	• Suncor Energy Inc.
• Husky Energy Inc.	• Talisman Energy Inc.
• Imperial Oil Limited	• TransCanada Corporation

This peer group is made up of North American oil and gas companies of similar size and complexity to Cenovus, with market capital of greater than $10 billion and revenue of greater than $5 billion. This peer group is a representative industry sample of primarily large Canadian oil and gas companies, with three U.S. companies included that are considered to have a comparable business focus to Cenovus. The 50th percentile of this peer group's market capital and revenue is comparable to the market capital and revenue of Cenovus.

Committee Oversight

Our compensation program is overseen and governed by our HRC Committee. As outlined in its mandate, the HRC Committee's primary responsibilities are to:

•
Review and monitor our compensation philosophy and compensation program design on at least an annual basis.

•
Review competitive analysis and performance data to make recommendations regarding the compensation of our President & Chief Executive Officer to our Board and to approve the compensation of our other executive officers and report it to our Board.

•
Review and recommend succession planning for our executive officers to our Board.

•
Review and monitor our short and long-term incentive programs, including making recommendations regarding the related incentive plans for approval by our Board and, in the case of our Employee Stock Option Plan ("ESOP"), for approval by our shareholders (where required), and approve grants of long-term incentives.

•
Review and monitor our pension and investment plans and programs and recommend pension and investment matters to the Board where necessary.

The members of our HRC Committee are Mr. Delaney (Chair), Mr. Cunningham, Mr. Daniel and Mr. Taylor, all of whom are independent non-employee directors who bring different perspectives, approaches and importantly, great experience to the governance over our compensation program. The members of our HRC Committee are highly experienced executives, having dealt with numerous compensation issues in the course of their duties, which experience they bring to the oversight they provide at our HRC Committee meetings. As well, these directors bring keen experience in making decisions at a high level in corporate matters and in the areas of risk management and governance. These perspectives provide a strong level of governance and inquiry in respect of our compensation program, decisions regarding executive compensation and in the many other human resources matters they are responsible for as outlined in the HRC Committee mandate.

Our HRC Committee has directly retained Towers Watson to provide advice regarding the compensation of our executive officers and other matters outlined in the HRC Committee mandate. This retainer includes commenting and advising on the information provided to the HRC Committee by management concerning our executive officers and particularly regarding the compensation of our President & Chief Executive Officer. As outlined by an independence letter between Towers Watson and the HRC Committee, the Towers Watson work for our HRC Committee is independent from advice provided directly to management. To ensure independence, there is a clear reporting relationship between Towers Watson and the HRC Committee, regular meetings are held between Towers Watson and the HRC Committee without management present, and executive compensation consulting advice is retained and managed directly by the Chair of the HRC Committee. In addition, the individuals at Towers Watson leading the work for the HRC Committee are not responsible for or compensated for any other work done by Towers Watson at the request of management (for example, pension and asset management advice). The HRC Committee is confident that the protocols in place are effective and that it receives independent advice from Towers Watson.

The following table provides information about the fees paid to Towers Watson in respect of its services provided to the HRC Committee and to management in respect of the years ended December 31, 2011 and December 31, 2010.

	2011	2010

Executive Compensation-Related Fees	$545,109	$341,555
All Other Fees	$1,012,541	$500,306

Executive Compensation-Related Fees consists of the aggregate fees billed by Towers Watson for services related to determining compensation for any of the company's directors and executive officers and other services related to the HRC Committee executing its mandate.

All Other Fees consists of the aggregate fees billed for all other services provided by Towers Watson that are not included in Executive Compensation-Related Fees, as more specifically described under the heading Market Data Comparisons and Our Peer Group.

The Components of our Compensation Program

The components of our compensation program are designed to execute our compensation philosophy and our commitment to pay for performance. We provide a total compensation package that provides a level of fixed compensation while allowing for the ability to reward strong performance through at-risk compensation components such as annual performance bonus and long-term incentive awards. We provide the same compensation components to our executive officers as we provide for all our employees.

For 2011, we will report compensation for our five named executive officers (collectively our "NEOs") as follows:

Brian C. Ferguson	President & Chief Executive Officer
John K. Brannan	Executive Vice-President & Chief Operating Officer
Harbir S. Chhina	Executive Vice-President, Oil Sands
Ivor M. Ruste	Executive Vice-President & Chief Financial Officer
Donald T. Swystun	Executive Vice-President, Refining, Marketing, Transportation and Development

The total direct compensation mix for our President & Chief Executive Officer and our other NEOs is base salary, annual performance bonus and long-term incentives. The total direct compensation mix is illustrated in the 2011 Total Direct Compensation graph below. The fixed compensation component of base salary is shown as the bottom section of each bar and the at-risk compensation components of annual performance bonus and long-term incentives are shown as the middle and upper sections of each bar respectively.

2011 Total Direct Compensation

The 2011 Total Direct Compensation graph reflects our pay for performance approach, showing that 15 percent of our President & Chief Executive Officer's total direct compensation is fixed (base salary) and the remaining 85 percent is at-risk compensation (annual performance bonus and long-term incentives). Also, 55 percent of Mr. Ferguson's 2011 total direct compensation is deferred, which strongly aligns with shareholder interests. Compared to the most recent market data available, our President & Chief Executive Officer's 2011 total direct compensation was at the 30th percentile of the total direct compensation of Presidents & Chief Executive Officers of our peer group.

For our other NEOs, the percentages are between 15 to 20 percent for fixed compensation and 80 to 85 percent of at-risk compensation. Our other NEOs' 2011 total direct compensation was, on average, at the 65th percentile of the total direct compensation of comparable executive officers of our peer group.

Base Salary

Base salary provides our employees and executive officers with a level of fixed cash compensation which is consistent with market practice.

We determine the base salary of our executive officers annually based upon comparisons to the most recently available market data. We consider experience, scope of responsibilities, individual performance and strategic leadership over the course of the year.

Annual Performance Bonus Program

The objective of our annual performance bonus program is to reward short-term performance and results in a manner consistent with market practice.

For each calendar year, all of our employees, including our executive officers, identify specific performance objectives that are outlined in their individual annual performance agreements. In determining annual performance bonus awards, our program involves evaluation of the following on an annual basis:

•
Individual performance as compared to stated objectives; and

•
Company-wide performance on the basis of objective operational and financial measures as well as certain subjective strategic measures such as corporate and environmental responsibility, corporate governance and employment practices.

Our executive officers are evaluated against the objectives set out in their annual performance agreements. For our NEOs, the annual performance bonus awards are made up of two components and are determined using the following methodology:

An Individual Award, weighted 50 percent, determined based on the following factors:

•
achievement of individual objectives of the NEO as set out in his or her annual performance agreement and as agreed by the President & Chief Executive Officer;

•
leadership and commitment;

•
extraordinary contributions to the company over the past year; and

•
additional value added to the company's operating and financial results attributable to the individual performance of the NEO.

A Team Award, weighted 50 percent, determined based on the following factors:

•
the operating performance of the operating team reporting to the NEO relative to targets set out in the team's scorecard and based on company-wide financial performance relative to targets that are set out in the company-wide scorecard;

•
business unit team scorecards use various objective operational indicators such as production, capital, capital efficiency operating cost, environmental & regulatory, and safety performance, to determine operational performance;

•
company-wide team scorecards use various metrics as approved by their Executive Vice-President which align to their key objectives and operational indicators for the performance year; and

•
each team scorecard also includes metrics relating to budget, organizational alignment, and reputation and people.

Our company-wide scorecard evaluates and outlines the overall performance of our company, consolidating the performance of our operating teams and taking into account the overall achievement of stated corporate objectives. Our company-wide scorecard, in addition to operational indicators, uses various objective financial indicators such as operating earnings, cash flow, return on capital, debt to capitalization, administrative cost performance and strategic accomplishments. The annual performance bonus process can be illustrated as follows:

Performance bonus awards are payable in the first quarter of each year, based upon the prior year's achievement of stated corporate and individual objectives.

Annual Performance Bonus of our President & Chief Executive Officer

The fundamental responsibility of our President & Chief Executive Officer, Brian C. Ferguson, is the overall direction and management of the business and affairs of Cenovus in accordance with the corporate strategy and objectives approved by the Board, within the authority limitations delegated to him by the Board.

In general, our Board evaluates the overall direction and leadership of the business of Cenovus by Mr. Ferguson, having regard to specific objectives outlined in his performance agreement, which are summarized as follows:

Corporate Strategy

•
Develop and execute a corporate strategy designed to achieve sustained, profitable growth.

•
Maximize shareholder value, taking into account the opportunities and risks of the business we are in.

•
Establish a long-term business plan for Cenovus that focuses on a step change increase in net asset value and total shareholder return.

•
Foster and lead a culture of safety for our operations.

Operational and Financial Performance and Risk Management

•
Steward company-wide expenditures within approved operating and capital budgets.

•
Achieve or exceed budgeted operating and financial results.

•
Ensure performance targets and objectives are set out in an approved budget and aligned with the corporate strategy.

•
Identify all significant risks to our company's businesses and ensure that mitigations are established to manage the impact of the risks in the best interests of our shareholders.

Corporate Governance and Corporate Responsibility

•
Maintain high standards for environment, health and safety performance.

•
Foster a corporate culture that promotes ethical practices and encourages individual integrity and social responsibility.

•
Ensure that procedures are in place for proper external and internal communications to all our stakeholders including regulators, land owners and the general public.

•
Develop and communicate an environmental strategy to all stakeholders by ensuring we take progressive actions to integrate an environmental perspective into our business plans, performance management, project governance and communications/stakeholder relations.

Employment Practices

•
Ensure that we are an employer of choice able to hire and retain the best people.

•
Ensure effective corporate management succession and development including monitoring corporate management performance against individual objectives.

•
Enable performance management and staff training to encourage employee development and retention.

Long-Term Incentive Program

Long-term incentives are designed to reward achievement of longer-term performance criteria and facilitate retention, while aligning the interests of our employees with our shareholders.

We developed our long-term incentive program to align the interests of our employees and executive officers with our shareholders through holdings of significant equity interests and to assist with long-term retention. In addition to the intrinsic share price performance risk contained within equity-based incentives, we believe it is important to include additional performance measures that will determine eligibility for and vesting of a portion of long-term incentives that may be granted.

Long-term incentives are granted on an annual basis, in conjunction with our annual compensation cycle, using guidelines based on a review of competitive market data and on individual performance. We have two types of long-term incentives that we grant to our employees and executive officers:

PSUs	Stock options
= 50 percent of the grant date fair value	= 50 percent of the grant date fair value

The grant of stock options aligns our employees with shareholders by providing compensation linked to share price appreciation, such that targeted grant values may be achieved only when share price appreciation meets the targeted level. By granting a second type of long-term incentive in the form of PSUs, achievement of stated performance criteria is also required to achieve the targeted value of the grant. We believe this balanced approach provides strong governance in our long-term incentive program.

Performance Share Units

We grant performance-based long-term incentives in the form of PSUs. PSUs are whole share units that vest and pay out only on achievement of a specified performance measure. Our PSUs become eligible to vest in installments over three annual performance periods, 30 percent at the end of the first annual performance period, 30 percent at the end of the second annual performance period and 40 percent at the end of the third annual performance period. Payment is not made until after the end of the third annual performance period applicable to the grant.

PSUs only become eligible to vest subject to achievement of the performance measure of recycle ratio, which is determined and approved by our HRC Committee on an annual basis. We believe that recycle ratio is a key measure of total value added, as it measures our ability to generate operating cash flow in excess of the all-in costs of adding reserves. The formula for calculating the recycle ratio that is used to determine eligibility and vesting of PSUs (our "LTI recycle ratio") is as follows:

LTI recycle ratio	=	Netback (per BOE) Finding & Development Costs (per BOE) (multi-year average)

Netback is calculated based upon: • operating & administrative costs; • commodity price; • royalties; and • transportation.	Finding & Development Costs are calculated based upon:
•       current and future development capital
        spending (capital efficiency);
•       reported proved reserves additions;
        and
•       proved undeveloped (PUD) capital
expenditures.

We use a multi-year average of Finding & Development Costs to reduce the impact of reserve additions reported during each year and the fluctuations in the LTI recycle ratio, so that we can meet one objective of our compensation program, to provide competitive compensation without incenting excessive or inappropriate risk-taking. We calculated our 2010 LTI recycle ratio of 2.80 using a two year average (2009 and 2010) of Finding & Development Costs which reflected our two year reporting history as an independent integrated oil company. We calculated our 2011 LTI recycle ratio of 2.70 using a three year average of Finding & Development Costs and will use a three year average for future calculations.

Our LTI recycle ratio takes into account the impact of incremental future development costs, general and administrative costs, the impact of hedging and, in certain cases, the impact of acquisition and divestiture activity. The LTI recycle ratio is calculated on a before royalties basis.

The performance eligibility of PSUs is determined on an annual basis, as follows:

Performance	LTI recycle ratio	Number of PSUs that become eligible to vest

Threshold	Less than or equal to one	0 times number granted
Target	Equal to two	1 times number granted
Maximum	Equal to three	2 times number granted

LTI recycle ratios of between 1.0 and 3.0 will result in eligibility of PSUs for vesting on a linear basis. This means that portions of the grant may become eligible to vest on an annual basis in increments of 0.05 depending on the approved LTI recycle ratio.

By way of example, if 100 PSUs were granted, the following table shows how many PSUs would be eligible for vesting at the end of each annual performance period:

Annual performance period	LTI recycle ratio	PSUs that become eligible to vest	Number of PSUs that become eligible to vest

First	1.8	0.8 times 30 percent of PSUs granted	24
Second	2.3	1.3 times 30 percent of PSUs granted	39
Third	0.8	0.0 times 40 percent of PSUs granted	0

Total Eligible			63

PSUs that do not become eligible to vest at the end of an annual performance period will not vest or become eligible in subsequent periods and are cancelled. In our example above, therefore, six PSUs do not become eligible to vest at the end of the first annual performance period and are cancelled and 40 PSUs do not become eligible to vest at the end of the third annual performance period and are cancelled. Overall, in our example above, 37 PSUs would not become eligible to vest, would not vest and would be cancelled.

At the end of the third annual performance period, PSUs that have become eligible to vest will vest and be paid out in the form of cash or Common Shares purchased in the open market, as determined by Cenovus, subject to the employee's active employment. Dividend equivalents are credited on the eligible PSUs in the form of additional PSUs, consistent with dividends declared on Common Shares throughout the three annual performance periods. In our example above, 63 PSUs plus associated dividend equivalents earned, would vest following the end of the third annual performance period and be paid out in cash or Common Shares.

Cenovus Stock Options

A second component of our long-term incentive program is the grant of options to employees and executive officers, which is consistent with market practice in our industry. Options granted since 2010 under our ESOP ("Cenovus Options") have a seven year term from their original grant date and vest based upon the following schedule: 30 percent on the first anniversary date of the grant, 30 percent on the second anniversary date of the grant and the remaining 40 percent on the third anniversary date of the grant.

The grant price of Cenovus Options is the closing price of the Common Shares on the Toronto Stock Exchange ("TSX") on the last trading day preceding the date on which the option agreement granting the Cenovus Option is made, or, if the Common Shares have not traded on that day, on the next preceding day on which Common Shares were traded.

Cenovus Options have either associated tandem stock appreciation rights ("TSARs") or associated net settlement rights as follows:

TSARs:

•
In the optionholder's sole discretion, he or she surrenders the right to exercise the Cenovus Options to purchase a specified number of Common Shares and to instead receive cash (or, at our election, Common Shares instead).

•
The optionholder will be paid in cash the closing price of a Common Share on the TSX on the last trading day preceding the date the TSARs are exercised less the grant price of the Cenovus Option, then multiplied by the number of Cenovus Options surrendered, less applicable withholdings.

Net settlement rights:

•
In the optionholder's sole discretion, he or she surrenders the right to exercise the Cenovus Options to purchase a specified number of Common Shares and to receive in exchange a number of Common Shares.

•
The optionholder will receive the number of Common Shares equal in value to the closing price of a Common Share on the TSX on the last trading day preceding the date of surrender of the Cenovus Options and contemporaneous exercise of the associated net settlement rights, less the grant price of the Cenovus Option then multiplied by the number of Cenovus Options surrendered, less applicable withholdings.

In 2010, Cenovus Options with TSARs were granted. Starting in February 2011, we granted Cenovus Options with net settlement rights.

Replacement Stock Options

Pursuant to the Arrangement, replacement stock options ("Replacement Options") were granted to our employees and executive officers. For each Encana stock option held as of November 30, 2009, our employees and executive officers received one Encana Replacement Option and one Cenovus Replacement Option. The grant price of the previously held Encana stock options was adjusted using a stated formula based upon the one day volume weighted average trading price of a common share of each of Encana (as traded on the TSX on a pre-Arrangement basis), new Encana (as traded on the TSX on an if, as and when issued basis) and Cenovus (as traded on the TSX on an if, as and when issued basis) on December 2, 2009. All of the Replacement Options have associated TSARs.

The Cenovus Replacement Options have a five year term from their original grant date and vest according to their original grant date based upon the following schedule: 30 percent on the first anniversary date of the original grant, 30 percent on the second anniversary date of the original grant and the remaining 40 percent on the third anniversary date of the original grant. For two-thirds of the Cenovus Replacement Options which replaced grants from 2007 to 2009, there is an additional vesting requirement related to achievement of recycle ratio. Specifically:

•
0 percent of the performance-based Cenovus Replacement Options vest where the recycle ratio is equal to or less than 1.0.

•
50 percent of the performance-based Cenovus Replacement Options vest where the recycle ratio is 2.0 or greater.

•
100 percent of the performance-based Cenovus Replacement Options vest where the recycle ratio is 3.0 or greater.

•
Recycle ratios of between 1.0 and 3.0 will result in vesting of performance-based Cenovus Replacement Options on a linear basis such that portions of the grant may vest.

•
Performance-based Cenovus Replacement Options that do not vest in a particular year are forfeited and cancelled.

Recycle ratio for the purposes of vesting of Cenovus Replacement Options is determined based upon a formula of Netback divided by Finding & Development Costs, as outlined in the Replacement Option grant agreements and as determined by the HRC Committee on an annual basis.

Deferred Share Units

Under our Deferred Share Unit Plan for Employees ("DSU Plan"), our employees (including our executive officers) may elect to convert either 25 percent or 50 percent of their annual performance bonus (which would otherwise be paid in cash) to deferred share units ("DSUs"). The election is irrevocable and must be made in the calendar year prior to the bonus year. In addition, the DSU Plan allows the HRC Committee to award a grant of DSUs on terms and conditions it determines at the time of the grant. Dividend equivalents are credited on the outstanding DSUs in the form of additional DSUs, consistent with dividends declared on Common Shares.

DSUs generally vest when they are credited to the individual's account, unless the HRC Committee determines otherwise. DSUs may only be redeemed upon the departure of the individual from Cenovus, either by resignation, termination or retirement. When an individual departs, he or she must redeem the DSUs in his or her account by December 15 of the first calendar year following the year of his or her departure from Cenovus. The value of DSUs that may be redeemed is equal to the number of DSUs in the individual's account on the date of redemption multiplied by the trading price of a Common Share on the day prior to the date of redemption. This amount is paid to the individual in cash on an after-tax basis.

Pursuant to the Arrangement, Encana DSUs held by employees of Cenovus were exchanged for Cenovus DSUs. The fair value of the Cenovus DSUs credited to each employee was based on the fair market value of Cenovus Common Shares relative to Encana common shares prior to the completion of the Arrangement.

Retirement and Pension Benefits

Our retirement program is designed to provide long-term financial security and to support retention of our employees, including our executive officers.

We believe it is important to provide for the future retirement of our employees and executive officers through retirement and pension benefits. Our program provides competitive retirement and pension benefits, gives long-term financial security and aids with retention.

Cenovus's Canadian Pension Plan, which includes both a Defined Benefit Option ("DB Plan") and a Defined Contribution Option ("DC Plan"), is a registered pension plan. Our employees, including our executive officers, participate in either the DB Plan or DC Plan.

Under our DB Plan, normal retirement is at age 65, although employees may retire as early as age 55 with a reduced pension for early commencement. Pensions are paid on an unreduced basis from age 60 (or 30 years of service, if earlier, but after age 55). For our DB Plan participants, pension benefits are based on credited service and final average pensionable earnings. Pensionable earnings include base salary plus annual performance bonus capped at 67 percent of salary for our President & Chief Executive Officer and 40 percent for our other NEOs. We pay pensions from our DB Plan up to the permitted levels for registered pension plans under the Income Tax Act. Additional pension benefits are payable from the Cenovus Energy Inc. Canadian Supplemental Pension Plan for pension benefits beyond the limits permitted under a registered pension plan.

Under the terms of the DC Plan, contributions are made to an account for each employee or executive officer in the amount of eight percent of pensionable earnings. For our NEOs participating in the DC Plan, pensionable earnings include base salary plus annual performance bonus capped at 40 percent of salary. Each employee individually manages the investments made within their accounts. A specified number of investment options are made available by Cenovus within the DC Plan and the accounts held by employees. Contributions to the DC Plan are made by Cenovus up to the limits permitted under a registered pension plan. Additional pension contributions are made to the Cenovus Energy Inc. Canadian Supplemental Defined Contribution Savings Plan for contributions in excess of the limits permitted under a registered pension plan.

As part of the Arrangement, Cenovus assumed the obligation in respect of certain transferred employees to pay and fund pension benefits that had been accrued by the transferred employees under Encana's pension plans prior to the Arrangement.

Other Compensation

To achieve a competitive total compensation package, we provide additional benefits and perquisites at a level competitive with market practice.

The additional elements of compensation that we provide include an annual allowance, company-paid parking, financial and retirement planning services, company matching of personal contributions to an investment plan of up to five percent of base salary, health and wellness services and, in some cases, membership fees associated with the personal use of clubs.

2011 COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

Base Salary

Our HRC Committee conducted a review of base salaries and the total compensation package of our President & Chief Executive Officer and our other NEOs, as compared to our peer group. Following that review, they determined the base salaries for our NEOs effective April 1, 2011 to be as follows:

Name	Base Salary

Brian C. Ferguson	$1,125,000
John K. Brannan	$687,500
Harbir S. Chhina	$525,000
Ivor M. Ruste	$530,000
Donald T. Swystun	$525,000

In 2011, our NEOs were eligible for annual performance bonus award amounts as follows:

Name	Target Annual Performance Bonus Award Percentage of Base Salary	Minimum Annual Performance Bonus Award	Target Annual Performance Bonus Award	Maximum Annual Performance Bonus Award(1)

Brian C. Ferguson	100%	$0	$1,125,000	$2,250,000
John K. Brannan	75%	$0	$515,625	$1,031,250
Harbir S. Chhina	60%	$0	$315,000	$630,000
Ivor M. Ruste	60%	$0	$318,000	$636,000
Donald T. Swystun	60%	$0	$315,000	$630,000

Note:

(1)
Our NEOs have the ability to earn a Maximum Annual Performance Bonus Award of up to two times their Target Annual Performance Bonus Awards for superior performance. In addition, our Board retains the discretion to award an additional amount to our President & Chief Executive Officer for exceptional performance in a particular year.

For the 2011 year, our Board evaluated the performance of our company and our executive officers based on the key performance measures and the achievement of those measures in 2011 outlined in the following 2011 Cenovus Performance Summary Table. The HRC Committee has the ability to use its discretion in evaluating the performance of our NEOs. The HRC Committee may also evaluate the performance of our NEOs relative to achievement as against set goals as outlined in our public guidance documents, as well as against our internal strategic plan and related performance measures. The details of the ten year strategic plan are confidential to the Corporation and are not publicly disclosed as this would cause serious prejudice to Cenovus.

 2011 Cenovus Performance Summary Table

Performance Measure	2011 Actual Results vs. 2010	Performance Assessment

Operational Performance

Total Oil Sands Production	66,533 bbls/d 13 percent increase	Outperformed

Foster Creek Production	54,868 bbls/d 7 percent increase	Outperformed

Christina Lake Production	11,665 bbls/d 48 percent increase	Outperformed

Total Conventional Production	150,449 BOE/d 8 percent decrease	Performed

Capital Investment	2,723 MM 29 percent increase	Outperformed

Total Operating Costs – Oil Sands and Conventional	926 MM 16 percent increase	Performed

Total Operating Costs – per unit	$10.35 per BOE(1) 17 percent increase	Performed

Total Proved Reserves	1.9 billion BOE 17 percent increase	Outperformed

Proved Bitumen Reserves	1.5 billion bbls 26 percent increase	Outperformed

Steam to Oil Ratio	2.2 2 percent decrease One of lowest SORs for industry	Outperformed

Safety, Environmental and Regulatory Compliance	Combined TRIF (Total Recordable Injury Frequency) down 15 percent Achieved safety milestone in Weyburn, 20 years without a lost time incident	Outperformed

Consolidated Financial Performance

Cash Flow(2)	$3.3 billion 36 percent increase	Outperformed

Operating Earnings(2)	$1.2 billion 55 percent increase	Outperformed

Net Earnings	$1,478 MM 37 percent increase	Outperformed

Debt-to-adjusted EBITDA(2)	1.0 times 23 percent increase	Outperformed

Debt to Capitalization(2)	27 percent 7 percent decrease	Outperformed

Total Shareholder Return

Total Shareholder Return (TSR)	4 percent Second highest TSR among peers 11 percent higher than peer average of negative 7 percent	Outperformed

Cash Flow Multiple	7.8	Outperformed

Performance Measure	2011 Actual Results vs. 2010	Performance Assessment

Strategic Accomplishments

Undertook strategic initiatives to further long-term strategy
Successful renegotiation of ConocoPhillips partnership agreements
Pursued operations excellence and made significant progress in Cenovus Operating Management System (COMS) implementation
Successful technology development and intellectual property strategy
	High graded portfolio via land acquisitions and dispositions	Outperformed

Achieved significant operational objectives
Christina Lake Phase 1C smooth start up and regulatory approval of Phases E, F and G
New Resource Play Business Unit executed record winter stratigraphic drilling program (44 wells) and increased bitumen contingent resources by 34 percent.
	Successful coker and refinery expansion (CORE) project completion and smooth start-up, within 10 percent of budgeted capital	Outperformed

Pursued environmental initiatives	Environmental strategy finalized and under implementation Environmental progress is now an integral element of long term resource development	Outperformed

Excelled at reputation and people initiatives	Promoted distinctive Cenovus brand and reputation through advertising campaign and corporate responsibility program
	Strengthened organizational capacity by initiating employee development plans and leadership programs	Outperformed

Notes:

(1)
Certain natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead.

(2)
The following financial measures do not have a standardized meaning as prescribed by Canadian generally accepted accounting principles and may not be comparable to similar measures presented by other issuers: cash flow is defined as cash from operating activities excluding net change in other assets and liabilities and net change in non-cash working capital; operating earnings is defined as net earnings excluding non-operating items such as the after-tax impacts of a gain/loss on discontinuance, the gain on asset acquisition, the after-tax gain/loss of unrealized mark-to-market accounting for derivative instruments, the after-tax gain/loss on translation of U.S. dollar denominated notes issued from Canada and the partnership contribution receivable, the after-tax foreign exchange gain/loss on settlement of intercompany transactions, after-tax gains or losses on divestiture of assets, deferred income tax on foreign exchange related to U.S. dollar intercompany debt recognized for tax purposes only and the effect of changes in statutory income tax rates; Debt to capitalization and debt to adjusted EBITDA are two ratios that management uses to steward Cenovus's overall debt position as measures of Cenovus's overall financial strength. Debt is defined as short-term borrowings and long-term debt, including the current portion, excluding any amounts with respect to the partnership contribution payable and receivable. Capitalization is a non-GAAP measure defined as debt plus shareholders' equity. Adjusted EBITDA is defined as adjusted earnings before finance costs, interest income, income taxes, depreciation, depletion and amortization, exploration expense, unrealized gain or loss on risk management, foreign exchange gains or losses, gains or losses on divestiture of assets and other income and loss. Please refer to our Management's Discussion & Analysis for the year ended December 31, 2011, available at www.cenovus.com, for a full discussion of the use and reconciliation of these financial measures.

Our HRC Committee arrived at its decisions to award the 2011 Annual Performance Bonus Awards to our NEOs based on the following evaluations of their performance:

Brian C. Ferguson President & Chief Executive Officer		2011 Annual Performance Bonus Awarded $2,165,625 Paid 25 percent in the form of DSUs and 75 percent in cash $1,040,625 (Team Award) $1,125,000 (Individual Award)

Brian Ferguson led Cenovus to a tremendous year, financially and operationally. Mr. Ferguson provided strong leadership in development and implementation of the company's 10 year strategic plan. Net asset value increased by $9 per share since 2009 year-end. The operational and financial results for 2011 outperformed the Corporation's targets and those of our peers and provided a strong return for the shareholders. At 4 percent, Cenovus's total shareholder return outperformed its peers by 11 percent. Due to Mr. Ferguson's leadership and resulting strong operational and financial results in 2011, Cenovus was able to increase its dividend by 10 percent in 2012. Cash flow and reserves grew substantially under Mr. Ferguson's leadership. Mr. Ferguson was also instrumental in the successful renegotiation of the ConocoPhillips partnership agreements.

Performance Metrics:

For the 2011 year, our Board evaluated the performance of Brian Ferguson based on the key performance measures and the achievement of those measures in 2011 outlined in the 2011 Cenovus Performance Summary Table provided above. Particular metrics that were considered in assessing Mr. Ferguson's performance were:

Metric	Assessment

Total Shareholder Return	Outperformed 4 percent Second highest TSR among peers 11 percent higher than peer average of negative 7 percent

Cash Flow Multiple(1)	Outperformed 7.8

Net Asset Value(2)	Outperformed $37 per share at 2011 year-end Increase of $9 per share from baseline of $28 per share at 2009 year-end

John K. Brannan Executive Vice-President & Chief Operating Officer		2011 Annual Performance Bonus Awarded $948,750 $471,797 (Team Award) $476,953 (Individual Award)

Under John Brannan's leadership as Chief Operating Officer, Cenovus had industry leading experience on production, operating opex, capex and reserves. He also stewarded the implementation of the Cenovus Operating Management System known as COMS, and played a key role in the renegotiation of the ConocoPhillips partnership agreements. Mr. Brannan also led an internal reorganization to centralize certain functions providing business services to the operations teams. A strong advocate of safety, under Mr. Brannan's leadership Cenovus's safety performance was improved from 2010. As well, the exceptional growth in proved reserves and contingent resources occurred under Mr. Brannan's stewardship.

Performance Metrics:

Metric	Assessment

Total Oil Sands Production	Outperformed 66,533 bbls/d 13 percent increase

Total Proved Reserves	Outperformed 1.9 billion BOE 17 percent increase

Safety	Outperformed Combined TRIF (Total Recordable Injury Frequency) down 15 percent Achieved safety milestone in Weyburn, 20 years without a lost time incident

Harbir S. Chhina Executive Vice-President, Oil Sands		2011 Annual Performance Bonus Awarded $604,800 $289,800 (Team Award) $315,000 (Individual Award)

Harbir Chhina led the Oil Sands team to industry leading operating performance. Mr. Chhina provided strong leadership in technology development and in evaluation of new resource plays. Under Mr. Chhina's leadership, Christina Lake Phase C start-up was implemented on time and under budget, benefiting from accelerated start-up methods the Corporation developed, which have patents pending. As well, approval for Phases E, F and G was received. Mr. Chhina was also instrumental in the exceptional growth in proved reserves.

Performance Metrics:

Metric	Assessment

Proved Bitumen Reserves	Outperformed 1.5 billion bbls 26 percent increase

Foster Creek and Christina Lake Production	Outperformed Averaged nearly 67,000 bbls/d in 2011 13 percent increase over 2010

Steam to Oil Ratio (SOR)	Outperformed Continue to achieve some of the best SORs in the industry 2.2 at Foster Creek and 2.3 at Christina Lake Combined SOR of 2.2

Ivor M. Ruste Executive Vice-President & Chief Financial Officer		2011 Annual Performance Bonus Awarded $588,300 $294,150 (Team Award) $294,150 (Individual Award)

Under Ivor Ruste's leadership on financial matters, Cenovus delivered excellent financial results in 2011. Cash flow for the year increased by more than one-third (36 percent) compared with 2010, to about $3.3 billion. Mr. Ruste provided superior leadership on financial matters, and was instrumental in strengthening the Corporation's financial capacity during 2011 and ensuring financial flexibility and liquidity. In addition to stewarding Cenovus to excellent financial results, Mr. Ruste provided superior leadership on risk management for Cenovus.

Performance Metrics:

Metric	Assessment

Cash Flow(1)	Outperformed Increased 36 percent to $3.3 billion

Operating Earnings(1)	Outperformed $1.2 billion or $1.64 per share diluted Increased from $800 million or $1.06 per share diluted in 2010

Donald T. Swystun Executive Vice-President, Refining, Marketing, Transportation and Development		2011 Annual Performance Bonus Awarded $572,513 $289,013 (Team Award) $283,500 (Individual Award)

Don Swystun provided strong leadership over Cenovus's refining operations, which are jointly owned with the operator, ConocoPhillips. The construction of the 65,000 bbls/d coker at the CORE project in Wood River was completed in the fourth quarter of 2011 and start-up activities were accomplished successfully and safely. Under Mr. Swystun's leadership, an increased focus on safety at the jointly owned refining facilities was pursued. As well, Mr. Swystun's leadership is key as Cenovus continues to proactively assess various options to transport its oil.

Performance Metrics:

Metric	Assessment

CORE Project expansion completion and start-up	Outperformed Successful coker and refinery expansion (CORE) project completion and smooth start-up, within 10 percent of budgeted capital

Transportation arrangements	Outperformed
Shipping oil under a firm service agreement on a pipeline that runs from Edmonton to the west coast of Canada
Gives Cenovus the ability to negotiate longer term arrangements for markets in California and Asia

Notes:

(1)
The following financial measures do not have a standardized meaning as prescribed by Canadian generally accepted accounting principles and may not be comparable to similar measures presented by other issuers: cash flow is defined as cash from operating activities excluding net change in other assets and liabilities and net change in non-cash working capital; operating earnings is defined as net earnings excluding non-operating items such as the after-tax impacts of a gain/loss on discontinuance, the gain on asset acquisition, the after-tax gain/loss of unrealized mark-to-market accounting for derivative instruments, the after-tax gain/loss on translation of U.S. dollar denominated notes issued from Canada and the partnership contribution receivable, the after-tax foreign exchange gain/loss on settlement of intercompany transactions, after-tax gains or losses on divestiture of assets, deferred income tax on foreign exchange related to U.S. dollar intercompany debt recognized for tax purposes only and the effect of changes in statutory income tax rates. Please refer to our Management's Discussion & Analysis for the year ended December 31, 2011, available at www.cenovus.com, for a full discussion of the use and reconciliation of the cash flow and operating earnings measures.
(2)
With respect to the particular year being valued, the net asset value (NAV) disclosed herein is based on the number of issued and outstanding Common Shares adjusted for the dilutive effect of stock options or other contracts as at December 31. NAV does not have a standardized meaning and may not be comparable to similar measures presented by other issuers. We calculate NAV as an average of (i) our average TSX trading price for the month of December, (ii) an average of net asset values published by external analysts in December following the announcement of our budget forecast, and (iii) an average of two net asset values based primarily on discounted cash flows of independently evaluated reserves, resources and downstream data and using internal corporate costs, with one based on constant prices and costs and one based on forecast prices and costs.

Long-Term Incentives – Performance Share Units and Stock Options

In 2011, our NEOs were granted long-term incentives in the form of PSUs and Cenovus Options. Fifty percent of the expected value of the long-term incentive grant was in the form of PSUs and the remaining fifty percent was in the form of Cenovus Options. The following table outlines the number of units of long-term incentives granted in 2011:

Name	PSUs	Cenovus Options

Brian C. Ferguson	62,000	266,000
John K. Brannan	48,110	206,000
Harbir S. Chhina	33,950	147,000
Ivor M. Ruste	23,200	100,000
Donald T. Swystun	23,200	100,000

Share Ownership Guidelines

We believe it is important to closely align the interests of our executive officers with our shareholders and one key way to accomplish this is to require that they maintain certain minimum holdings of Common Shares, which may include holdings of DSUs. Our HRC Committee has approved the following share ownership guidelines:

President & Chief Executive Officer	4 times annual base salary
Executive Vice-President & Chief Operating Officer	3 times annual base salary
Other Executive Officers	2 times annual base salary

The executive officers who held executive officer positions with Encana prior to December 1, 2009 are required to achieve these share ownership guidelines by December 1, 2012. For those new executive officers appointed at the time of successful completion of the Arrangement or in future years, achievement of the share ownership guidelines is required within five years of their appointment as an executive officer or, for those executive officers appointed on December 1, 2009, by December 1, 2014.

In December 2011, our HRC Committee approved an increase to the share ownership guideline for our Executive Vice-President & Chief Operating Officer to three times annual base salary, to be achieved within five years of appointment to that position.

As of March 5, 2012, all of our executive officers, including our President & Chief Executive Officer, had achieved these guidelines. Compliance with the share ownership guidelines of our NEOs is outlined in the following table.

Name	Share Ownership Guideline	Beneficial Share Holdings(1)(2) ($)	Share Ownership Multiple	Status

Brian C. Ferguson	4x base salary	8,484,315	7.54	Exceed
John K. Brannan	3x base salary	3,740,980	5.44	Exceed
Harbir S. Chhina	2x base salary	15,534,737	29.59	Exceed
Ivor M. Ruste	2x base salary	1,223,556	2.31	Exceed
Donald T. Swystun	2x base salary	4,270,552	8.13	Exceed

Notes:

(1)
The value of "Beneficial Share Holdings" was determined by multiplying the number of Common Shares and DSUs held by each NEO as of March 5, 2012 by the closing price of a Common Share of $37.46.
(2)
The number of Common Shares held by each NEO as of March 5, 2012 includes Common Shares held indirectly and over which each NEO exercises control or direction but does not include Common Shares acquired since December 31, 2011 as a result of reinvestment of dividends or company matching of personal contributions to an investment plan of five percent of base salary.

Policy Compliance

Like all employees, on an annual basis our executive officers provide their commitment to six key policies or practices that guide the behaviours we expect of our staff. Five of the six key policies and practices are: Corporate Responsibility Policy, Code of Business Conduct & Ethics, Alcohol & Drug Policy, Non-Harassment Practice and Information Management Policy.

The sixth policy that our executive officers and directors are subject to and which they evidence their commitment to annually is our Policy on Confidentiality, Disclosure and Employee Trading. This policy includes a provision prohibiting their ability to enter into financial derivative transactions which could result in profit from Cenovus's share price falling. Such prohibited transactions include purchasing financial derivatives, prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset decreases in the market value of Cenovus securities granted or held, directly or indirectly, by the executive officer or director.

Risk Management in the context of our Compensation Programs

In 2011, Towers Watson was engaged to undertake a comprehensive risk assessment of our compensation program as a whole. The objective of this risk assessment was to determine if there were any elements of our compensation program that could result in undue risk being undertaken.

Based on the report of Towers Watson, the HRC Committee identified that enterprise risk was well managed with a consistent tone and message from the senior levels of the organization and that, on balance, it does not appear that there are any risks arising from Cenovus's compensation program that are reasonably likely to have a material adverse effect on the Corporation.

Say on Pay Vote

In 2010, to further enhance transparency regarding our Board's philosophy, principles and approach to executive compensation, our Board adopted a Shareholder Advisory Vote on Executive Compensation Policy. The Board determined that a "say on pay" non-binding advisory vote will be held at our Annual General Meeting in April 2012 and will be held every three years thereafter. The full text of our Say on Pay Policy is available on our website at www.cenovus.com. See the Shareholder Advisory Vote on Executive Compensation section of this circular for additional information and the full text of the resolution relating to our "say on pay" advisory vote.

 Performance Graph

The following graph compares the cumulative total shareholder return for Cenovus on the TSX of $100 invested in Common Shares (assuming reinvestment of dividends) over the period from December 31, 2009 to December 31, 2011. Common Shares of Cenovus commenced trading on the TSX on December 3, 2009, the first two full years of cumulative total shareholder return being represented in the graph below.

	31-Dec-09	30-Jun-10	31-Dec-10	30-June-11	31-Dec-11	Compounded Annual Growth Rate(1)

CVE (TSX)	100	104.91	128.95	142.59	134.09	15.8%
S&P/TSX Composite Index	100	97.51	117.55	117.76	107.34	3.6%
S&P/TSX Energy Index	100	93.30	113.36	112.78	102.14	1.1%

Note:

(1)
The compounded annual growth rate shown represents the time period from December 31, 2009 to December 31, 2011.

The performance graph illustrates the continued strong performance of our total shareholder return relative to key indices over the course of 2010 and 2011. Our total shareholder return significantly outperformed the indices during 2010 and 2011, being 34.09 percent compared to 7.34 percent for the S&P/TSX Composite Index and 2.14 percent for the S&P/TSX Energy Index. Our compounded annual growth rate also significantly outperformed the indices, being 15.8 percent compared to 3.6 percent for the S&P/TSX Composite Index and 1.1 percent for the S&P/TSX Energy Index.

Overall, the compensation level of our executive officers reflects the significant success in generating increasing total shareholder return for our shareholders as shown on the performance graph. As well, the at-risk portion of our executive officers' total compensation package, in the form of equity compensation grants, aligns our executives with the achieved total shareholder return of Cenovus as a whole. In this way, our executive officers enjoy the same benefit (and in downtimes, burden) as our shareholders. On average, over 80 percent of our NEOs' total direct compensation is at risk through short and long-term incentives. The short-term incentives are responsive to annual performance although they are earned on measures other than short-term Common Share performance. The value ultimately received from long-term incentives aligns well with shareholder value creation over the long-term.

TABLES

Summary Compensation Table

The following table sets out the compensation paid to our NEOs for the month of December 2009 (when Cenovus commenced independent operations) and for the years ended December 31, 2010 and December 31, 2011.

					Non-Equity Incentive Plan Compensation
Name and Principal Position	Year(1)	Salary ($)	Option- Based Awards(2) ($)	Share- Based Awards(2) ($)	Annual Incentive Plans(3) ($)		Pension Value(4) ($)		All Other Compensation(5) ($)	Total Compensation ($)

Brian C. Ferguson, President & Chief Executive Officer	2011 2010 2009	1,068,750 900,000 75,000	1,999,380 1,246,252 0	1,999,380 1,246,252 0	2,165,625 1,710,000 125,000	(6) (6)	1,897,590 40,939 34,978	(7)	112,395 97,379 7,530	9,243,120 5,240,822 242,508

John K. Brannan, Executive Vice-President & Chief Operating Officer	2011 2010 2009	687,500 533,959 36,667	1,549,925 998,055 0	1,549,925 998,054 0	948,750 979,688 45,920		64,159 1,861,768 12,898	(7)	101,867 75,200 5,613	4,902,126 5,446,724 101,098

Harbir S. Chhina, Executive Vice-President, Oil Sands	2011 2010 2009	493,750 400,000 33,333	1,099,866 747,225 0	1,099,866 747,225 0	604,800 390,000 23,781		52,300 33,067 2,667		88,328 69,672 5,447	3,438,910 2,387,189 65,228

Ivor M. Ruste, Executive Vice-President & Chief Financial Officer	2011 2010 2009	522,500 487,500 37,500	749,899 499,027 0	749,899 499,027 0	588,300 570,000 65,348		57,800 53,400 3,000		91,266 75,477 5,355	2,759,664 2,184,431 111,203

Donald T. Swystun, Executive Vice-President, Refining, Marketing, Transportation and Development	2011 2010 2009	513,750 472,500 37,500	749,899 499,027 0	749,899 499,027 0	572,513 540,000 44,488		255,539 179,318 12,442		87,184 72,127 5,655	2,928,784 2,261,999 100,085

Notes:

(1)
Cenovus commenced independent operations on December 1, 2009. The 2009 data shows the compensation earned in December 2009 by our NEOs, in their capacities as executive officers of Cenovus and does not include compensation earned with a predecessor employer in 2009.
(2)
The fair value of option-based awards and share-based awards on the grant date was calculated using the binomial option pricing methodology, which is applied consistently with competitive market analyses. This fair value differs from the value reported for accounting purposes, which uses a fair value based on the Black-Scholes-Merton valuation model at grant date for Cenovus Options with net settlement rights and fair value based on the market value of a Common Share at the end of each period for PSUs, pursuant to International Financial Reporting Standard 2. The differences in assumptions and fair value for Cenovus Options are set out below:
	Grant Date Fair Value	Accounting Value

Model	Binomial	Black-Scholes-Merton
Common Share Price	$37.54	$37.54
Volatility	30.08%	28.60%
Expected Life	4.55 years	4.55 years
Risk-Free Rate	0.3% — 3%	2.50%
Annual Forfeiture	5%	6%
Fair Value	$7.50	$7.43 (adjusted for forfeitures)

  For further information regarding the value reported for accounting purposes see the notes to Cenovus's consolidated financial statements.

(3)
The Annual Incentive Plan amounts include the annual performance bonus awards earned by our NEOs in the noted year. For the 2009 year, these amounts were paid to our President & Chief Executive Officer and our Executive Vice-President & Chief Financial Officer, partially in cash and partially in the form of DSUs in accordance with the DSU Plan.
(4)
Pension Value represents the compensatory change set out in the Compensatory Change column of the Defined Benefit Pension Table or the Defined Contribution Pension Table, as applicable.
(5)
All Other Compensation represents annual allowance ($39,600), company-paid parking, financial and retirement planning services, company matching of personal contributions to an investment plan of up to five percent of base salary, health and wellness services and, in some cases, membership fees associated with the personal use of clubs paid in the noted year.
(6)
The annual performance bonus awards earned by our President & Chief Executive Officer in both 2010 and 2011, were paid 25 percent in the form of a grant of DSUs and 75 percent in cash. The Board made its decision to pay the annual performance bonus awards in the form of DSUs and in cash, considering a number of factors, including Mr. Ferguson's request that his bonus be allocated between DSUs and cash.
(7)
The compensatory change in pension value for Mr. Ferguson and Mr. Brannan is a result of base salary increases in the specific year, and is not representative of the compensatory change in pension value expected for Mr. Ferguson and Mr. Brannan in a typical year.

 Outstanding Option-Based and Share-Based Awards

The following table outlines the option-based awards and share-based awards outstanding as at December 31, 2011.

	OPTION- BASED AWARDS						SHARE- BASED AWARDS

Name	Number of Securities Underlying Unexercised Options(1) (#)	Grant Date of Cenovus Replacement Options	Original Grant Date	Option Exercise Price(2) ($)	Option Expiration Date	Value of Unexercised In-the- Money Options(3) ($)	Number of Shares/Units of Shares That Have Not Vested (#)(4)	Market or Payout Value of Share- Based Awards That Have Not Yet Vested ($)(5)	Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed ($)(6)

Brian C. Ferguson	26,250 128,750 141,000 237,000 266,000	30-Nov-2009 30-Nov-2009 30-Nov-2009	13-Feb-2007 13-Feb-2008 11-Feb-2009 17-Feb-2010 24-Feb-2011	26.64 32.96 26.27 26.32 37.54	13-Feb-2012 13-Feb-2013 11-Feb-2014 17-Feb-2017 24-Feb-2018	188,738 112,013 1,065,960 1,779,870 0	135,162	4,572,535	3,652,037

John K. Brannan	88,375 103,000 112,800 190,000 206,000	30-Nov-2009 30-Nov-2009 30-Nov-2009	13-Feb-2007 13-Feb-2008 11-Feb-2009 17-Feb-2010 24-Feb-2011	26.64 32.96 26.27 26.32 37.54	13-Feb-2012 13-Feb-2013 11-Feb-2014 17-Feb-2017 24-Feb-2018	635,416 89,610 852,768 1,426,900 0	106,605	3,606,461	0

Harbir S. Chhina	50,500 77,250 76,140 142,000 147,000	30-Nov-2009 30-Nov-2009 30-Nov-2009	13-Feb-2007 13-Feb-2008 11-Feb-2009 17-Feb-2010 24-Feb-2011	26.64 32.96 26.27 26.32 37.54	13-Feb-2012 13-Feb-2013 11-Feb-2014 17-Feb-2017 24-Feb-2018	363,095 67,207 575,618 1,066,420 0	77,773	2,631,044	0

Ivor M. Ruste	0 0 36,000 66,500 100,000	30-Nov-2009 30-Nov-2009 30-Nov-2009	13-Feb-2007 13-Feb-2008 11-Feb-2009 17-Feb-2010 24-Feb-2011	26.64 32.96 26.27 26.32 37.54	13-Feb-2012 13-Feb-2013 11-Feb-2014 17-Feb-2017 24-Feb-2018	0 0 272,160 499,415 0	52,428	1,773,641	608,387

Donald T. Swystun	88,375 103,000 112,800 95,000 100,000	30-Nov-2009 30-Nov-2009 30-Nov-2009	13-Feb-2007 13-Feb-2008 11-Feb-2009 17-Feb-2010 24-Feb-2011	26.64 32.96 26.27 26.32 37.54	13-Feb-2012 13-Feb-2013 11-Feb-2014 17-Feb-2017 24-Feb-2018	635,416 89,610 852,768 713,450 0	52,428	1,773,641	0

Notes:

(1)
The number of securities underlying unexercised options includes both vested and unvested options. For the 2007, 2008 and 2009 option grants, performance-based Cenovus Replacement Options that do not vest in a given year will be cancelled and deducted from the amounts stated in this table.
(2)
The exercise price of previously held Encana options that were granted in 2007, 2008 and 2009 was adjusted as a result of the Arrangement, using a stated formula based upon the one day volume weighted average trading price of a common share of each of Encana (as traded on the TSX on a pre-Arrangement basis), new Encana (as traded on the TSX on an if, as and when issued basis) and Cenovus (as traded on the TSX on an if, as and when issued basis) on December 2, 2009.
(3)
The value of unexercised in-the-money options is based on the December 30, 2011 closing price of the Common Shares on the TSX of $33.83.
(4)
The number of shares/units of shares that have not vested include the amount of PSUs granted to the NEOs in 2010 and 2011 plus the number of dividend equivalents credited in 2010 and 2011 associated with those PSUs granted. The PSUs and associated dividend equivalents become eligible to vest based on achievement of LTI recycle ratio as discussed under Long-Term Incentive Awards in the CD&A of this circular and may not become eligible or vest and may be cancelled.
(5)
The market or payout value of share-based awards that have not yet vested assumes target performance is achieved and is based on the December 30, 2011 closing price of a Common Share on the TSX of $33.83.
(6)
The market or payout value of vested share-based awards not paid out or distributed represents Annual Incentive Plan amounts paid in the form of DSUs to Mr. Ferguson and Mr. Ruste as described in notes 3 and 6 of the Summary Compensation Table and is based on the December 30, 2011 closing price of a Common Share on the TSX of $33.83.

 Incentive Plan Awards – Value Vested or Earned During the Year

This table provides the value of option-based awards that vested and the value of non-equity incentive plan compensation that was earned in 2011.

Name	Option-Based Awards – Value Vested During the Year(1) ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year(2) ($)

Brian C. Ferguson	1,182,677	2,165,625	(3)
John K. Brannan	947,374	948,750
Harbir S. Chhina	687,721	604,800
Ivor M. Ruste	554,383	588,300
Donald T. Swystun	654,679	572,513

Notes:

(1)
The value vested during the year is calculated on the assumption that the NEO exercised the option-based awards on the date they vested. The number of performance based option-based awards that vested in 2010 and 2011 were vested based upon a LTI recycle ratio of 2.60 and 2.80, respectively. See Long-Term Incentive Awards in the CD&A section of this circular for a discussion of how the LTI recycle ratio is calculated.
(2)
Non-Equity Incentive Plan Compensation includes the amount of the annual performance bonus awards earned by our NEOs for the noted year, as paid in the following year. As may be identified (see note 3 below), a portion of the non-equity compensation may be paid in the form of DSUs, but is not shown in this table as share-based awards to avoid duplication of reporting of the amount.
(3)
The annual performance bonus award earned by our President & Chief Executive Officer in 2011, was paid 25 percent in the form of a grant of DSUs and 75 percent in cash. The Board made its decision to pay the annual performance bonus award in the form of DSUs and in cash, considering a number of factors, including Mr. Ferguson's request that his bonus be allocated between DSUs and cash.

Defined Benefit Pension Table

The pension amount payable to participants in the DB Plan is based on two percent of final average pensionable earnings multiplied by the number of years of membership in the DB Plan. The final average pensionable earnings are determined based upon the highest average consecutive base salary plus performance bonus in five of the last 10 years. For our President & Chief Executive Officer the performance bonus amount is capped at 67 percent of base salary and for our other NEOs the performance bonus amount is capped at 40 percent of base salary. Our DB Plan is contributory such that our NEOs contribute four percent of pensionable earnings to the registered pension plan up to an annual maximum.

Pensions are paid on an unreduced basis from age 60 (or 30 years of service, if earlier, but after age 55). Pensions are reduced by 1/4 of 1 percent for each month that the participant retires prior to age 60. For participants that were in the Alberta Energy Company Ltd. predecessor plan, pensions are paid on an unreduced basis from age 62 for service prior to January 1, 2003 or from age 60 (or 30 years of service, if earlier, but after age 55) for service after January 1, 2003. Pensions are reduced by 1/4 of 1 percent for each month prior to age 62 for service prior to January 1, 2003, or age 60 for service after January 1, 2003.

For single participants, pensions are paid for life but continue for a minimum of 10 years after retirement. For married participants, pensions are paid for life but reduce to a 60 percent pension to the surviving spouse after the participant's death. Total pension payments to the participant and spouse continue for a minimum of 5 years after retirement.

The following table outlines the estimated annual benefits, accrued pension obligations and compensatory and non-compensatory changes under the DB Plan.

Name	Number of Years of Credited Service (#)		Annual Benefits Payable ($)				Opening Present Value of Defined Benefit Obligation(1) ($)		Compensatory Change(2) ($)	Non- Compensatory Change(3) ($)	Closing Present Value of Defined Benefit Obligation(1) ($)

			At Year End		At Age 65

Brian C. Ferguson	29.25	(4)	617,228		828,517		11,773,071	(5)	1,897,590	1,488,005	15,158,666	(6)
John K. Brannan	26.58	(7)	294,365	(8)	389,743	(9)	5,721,640		64,159	1,172,699	6,958,498
Donald T. Swystun(10)	9.00		114,147		296,994		1,485,563		255,539	460,619	2,201,721

Notes:

(1)
The defined benefit obligation (as defined by Form 51-102F6) on the date specified is determined using the same methodology and assumptions disclosed in the notes to Cenovus's consolidated financial statements.
(2)
Includes service cost net of employee contributions plus the difference between actual and estimated earnings.
(3)
Includes interest on the defined benefit obligation for the period, employee contributions plus changes in the discount rate and other net experience as at December 31, 2011.
(4)
Includes three additional years of service granted under an individual agreement.
(5)
Includes optional contributions account balance of $61,277, as of December 31, 2010, which represents the accumulated value of employee paid optional contributions to purchase optional DB pension benefits.
(6)
Includes optional contributions account balance of $58,666, as of December 31, 2011, which represents the accumulated value of employee paid optional contributions to purchase optional DB pension benefits.
(7)
Includes 16.50 additional years of past service granted under an individual agreement on hire, to recognize service with a prior employer.
(8)
Annual benefit payable reduced by $58,479 to reflect annual benefit payable from a prior employer.
(9)
Annual benefit payable reduced by $84,095 to reflect annual benefit payable from a prior employer.
(10)
Prior to January 1, 2003, Mr. Swystun was a member of the DC Plan of a predecessor employer.

Defined Contribution Pension Table

Cenovus makes contributions of eight percent of pensionable earnings to DC Plan accounts managed by the individual participants. Pensionable earnings for our NEOs who participate in our DC Plan include annual base salary plus performance bonus (capped at 40 percent of annual base salary).

The following table outlines the change in value of DC Plan holdings in 2011.

Name	Accumulated Value at Start of Year ($)	Compensatory Change ($)	Accumulated Value at Year End(1) ($)

Harbir S. Chhina	405,144	52,300	453,838
Ivor M. Ruste	198,425	57,800	252,255
Donald T. Swystun(2)	115,464	0	117,395

Notes:

(1)
Includes investment earnings during 2011.
(2)
Since January 1, 2003, Mr. Swystun has been accruing pension benefits under the DB Plan.

Employment, Severance and Change in Control Arrangements

In December 2009, we entered into change in control agreements with each of our executive officers. In addition, our executive officers receive the same treatment as other employees on a change in control in respect of vesting of PSUs, Cenovus Options and Cenovus Replacement Options as outlined in the applicable grant agreements. Cenovus has not entered into any other employment or severance arrangements with our executive officers.

Change in Control Agreements

The change in control agreements that have been entered into with our executive officers provide for a "double trigger" for payment of severance benefits. First, a change in control as defined in the agreement must occur. Secondly, the employment of the executive officer must terminate (other than for cause, disability, retirement or death), which would include termination by the executive officer for certain specified reasons such as a material reduction in responsibilities or in salary and benefits.

The terms of the change in control agreements provide for the following severance benefits should both aspects of the double trigger be activated (change in control and termination of employment):

•
A lump sum severance payment representing the amount of salary and bonus, for a period of 36 months for our President & Chief Executive Officer and for a period of 24 months for our other NEOs. The bonus is determined based upon the average of the bonus payments paid to the executive officer over the preceding five-year period, which for our executive officers will include consideration of high performance reward program awards paid while employed by Encana.

•
Medical, dental and insurance benefits continue, for a period of 36 months for our President & Chief Executive Officer and for a period of 24 months for our other NEOs.

•
All Cenovus Options and all time-based Cenovus Replacement Options and 50 percent of the performance-based Cenovus Replacement Options would immediately vest and be available for exercise, for a period of 36 months for our President & Chief Executive Officer and for a period of 24 months for our other NEOs. The remaining 50 percent of the performance-based Cenovus Replacement Options vest upon the achievement of the stated performance measure as outlined in the grant agreements for the Cenovus Replacement Options. One times the number of PSUs granted would vest immediately and be paid out.

•
Pension benefits continue to accrue, for a period of 36 months for our President & Chief Executive Officer and for a period of 24 months for our other NEOs.

Long-Term Incentive Grant Agreements

Under the terms of the grant agreements applicable to each type of long-term incentive, on a change in control, for all optionholders (including our executive officers):

•
all of the Cenovus Options will immediately vest;

•
PSUs will become eligible and immediately vest based on a 2.0 LTI recycle ratio, meaning that the maximum number of PSUs will not vest but rather, one times the number of PSUs granted will vest; and

•
Immediate vesting of all time-based and 50 percent of the performance-based Cenovus Replacement Options would occur, and the other 50 percent of the performance-based Cenovus Replacement Options would vest subject to their ordinary terms based on achievement of recycle ratio.

Change in Control Table

The following table outlines the amounts that would be payable to our NEOs if a change in control occurred on December 31, 2011 and, in the case of the change in control agreements, employment terminated as a result of the change in control on December 31, 2011.

	Long-Term Incentive Grant Agreements	Change in Control Agreements
Name	Value of Exercisable Vested Long-Term Incentives(1) ($)	Cash Severance ($)	Annual Incentive Plan(2) ($)	Value of Exercisable Vested Long-Term Incentives(1) ($)	Pension Benefits ($)		Other Compensation and Benefits(3) ($)	Total ($)

Brian C. Ferguson	6,120,844	3,375,000	2,723,072	6,120,844	7,452,156	(4)	337,185	20,008,257
John K. Brannan	4,847,211	1,375,000	1,015,268	4,847,211	2,063,441	(5)	203,734	9,504,654
Harbir S. Chhina	3,540,834	1,050,000	545,054	3,540,834	117,600	(6)	176,656	5,430,144
Ivor M. Ruste	2,454,496	1,060,000	717,489	2,454,496	118,720	(6)	182,532	4,533,237
Donald T. Swystun	2,514,976	1,050,000	904,268	2,514,976	553,585	(5)	174,368	5,197,197

Notes:

(1)
The value of exercisable vested long-term incentives is calculated by multiplying the number of options that would vest on a change in control by the difference between the grant price and $33.83, the closing price of a Common Share on the TSX on December 30, 2011, and then adding the number of PSUs that would vest on a change in control multiplied by $33.83, the closing price of a Common Share on the TSX on December 30, 2011.
(2)
The Annual Incentive Plan amount is calculated based upon the average of the annual performance bonus awards paid to our NEOs over the preceding five-year period, which will include consideration of high performance reward program awards paid while employed by Encana. The average is then applied to a period of 36 months for our President & Chief Executive Officer and over a period of 24 months for our other NEOs.
(3)
The value of Other Compensation and Benefits is the amount in the column titled "Other Compensation" in the Summary Compensation table multiplied by three for our President & Chief Executive Officer and by two for our other NEOs representing a period of 36 months or 24 months, respectively.
(4)
In the event of a change in control and termination of employment, Mr. Ferguson will be credited with additional pensionable service of 36 months. The calculation of Mr. Ferguson's five-year final average pensionable earnings is based on his annual base salary plus annual performance bonus (capped at 67 percent of salary) for this additional period. The early retirement reduction factor applicable under the Cenovus Energy Inc. Canadian Supplemental Pension Plan is calculated at the age he would have attained at December 31, 2014. This incremental lump sum pension value is equal to the difference between the actuarial present values of Mr. Ferguson's accrued pension, as modified, less the accrued pension, unmodified, using the commuted value basis for the DB Plan as of December 31, 2011. The discount rates used are 2.6 percent for ten years and 4.1 percent thereafter.
(5)
In the event of a change in control and termination of employment, Mr. Brannan and Mr. Swystun will be credited with additional pensionable service of 24 months. The calculation of Mr. Brannan's and Mr. Swystun's five-year final average pensionable earnings is based on his respective annual base salary plus annual performance bonus (capped at 40 percent of salary) for this additional period. The early retirement reduction factor applicable under the Cenovus Energy Inc. Canadian Supplemental Pension Plan is calculated at the age he would have attained at December 31, 2013. The incremental lump sum pension value is equal to the difference between the actuarial present values of Mr. Brannan's and Mr. Swystun's accrued pension, as modified, less the accrued pension, unmodified, using the commuted value basis for the DB Plan as of December 31, 2011. The discount rates used are 2.6 percent for ten years and 4.1 percent thereafter.
(6)
In the event of a change in control and termination of employment of Mr. Ruste and Mr. Chhina, the incremental lump sum pension value is equal to eight percent of two times his respective annual base salary plus annual performance bonus (capped at 40 percent of salary).

 ADDITIONAL COMPENSATION PLAN INFORMATION

EMPLOYEE STOCK OPTION PLAN

The ESOP is our only compensation plan under which equity securities have been authorized for issuance. As of December 31, 2011, there were an aggregate of 30,415,737 Cenovus Options and Cenovus Replacement Options (collectively, "Options") outstanding under the ESOP, the details of which are as follows:

Plan Category	Number of securities to be issued upon exercise of outstanding Options (a)	Weighted-average exercise price of outstanding Options ($) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)

Option plans approved by securityholders	30,415,737	30.08	30,563,398
Option plans not approved by securityholders	–	–	–

Total	30,415,737	$30.08	30,563,398

As of March 5, 2012, the number of Common Shares held beneficially by Cenovus directors and executive officers, Common Shares held by employees under Cenovus's savings plans, together with the total number of Common Shares reserved for issuance under employee optionholdings, amount to approximately 66 million Common Shares, representing approximately 8.73 percent of the Common Shares of Cenovus on a diluted basis. In addition, directors, executive officers and employees held 1,124,684 DSUs and 4,529,551 PSUs.

Eligibility  Approved by shareholders in 2009, our ESOP was created to provide eligible employees with an incentive to achieve our longer-term objectives, to give suitable recognition to the ability and industry of persons who contribute to our success and to attract and retain persons of experience and ability by providing the opportunity to acquire an increased proprietary interest in Cenovus. Non-employee directors of Cenovus are not eligible to participate in the ESOP.

Shares Reserved for Issuance  A maximum of 64 million Common Shares have been reserved for issuance under the ESOP, representing approximately 8.5 percent of the total number of outstanding Common Shares as at December 31, 2011. There were 30,415,737 Options outstanding under the ESOP and 30,563,398 Options available for grant, representing approximately 4.03 percent and 4.05 percent, respectively, of the total number of outstanding Common Shares as at December 31, 2011. During the year ended December 31, 2011 an aggregate of 6,069,730 Cenovus Options were granted representing approximately 0.80 percent of the total number of outstanding Common Shares as at December 31, 2011. Common Shares reserved for previously granted Options that expire or terminate without having been fully exercised may be reserved for a subsequent option.

Insiders  The number of Common Shares reserved for issuance at any time, to or for the benefit of our insiders (as defined in the TSX Company Manual), pursuant to all of our security based compensation arrangements shall not exceed 10 percent of the number of Common Shares then outstanding, calculated on a non-diluted basis, and the aggregate number of Common Shares issued to insiders pursuant to all of our security based compensation arrangements, within any one year period, shall not exceed 10 percent of the number of the Common Shares outstanding, calculated on a non-diluted basis.

Administration  The HRC Committee is the administrator of the ESOP, with the authority to interpret its terms and any option agreement thereunder and the discretion to attach TSARs or net settlement rights to Cenovus Options. Subject to regulatory requirements, the terms, conditions and limitations of Cenovus Options granted under the ESOP will be determined by the HRC Committee and set out in an option agreement.

Exercise Price  The exercise price of a Cenovus Option will not be less than the market price of the Common Shares at the grant date, calculated as the closing price of the Common Shares on the TSX on the last trading day preceding the date on which the option agreement granting the Cenovus Option is made, or, if the Common Shares shall not have traded that day, on the next preceding day on which Common Shares were traded.

Vesting  The HRC Committee has the right to determine at the time of grant whether a particular option will be exercisable in whole or in part on different dates or for reasons other than the passage of time. Cenovus Options generally vest 30 percent on the first anniversary, 30 percent on the second anniversary and an additional 40 percent on the third anniversary of the grant.

Expiry  Each Cenovus Option (unless sooner terminated in accordance with the terms, conditions and limitations of the option agreement) shall be exercisable during such period, not exceeding seven years from the date the Cenovus Option was granted as the HRC Committee may determine. Prior to a Board approved amendment to the ESOP effective February 10, 2010, Cenovus Options could be granted for a period not exceeding five years from the date of grant. Shareholder approval was not sought for this amendment because it was approved by the Board in accordance with the specific amendments provision of the ESOP.

TSARs  Cenovus Options may have associated tandem stock appreciation rights (referred to as TSARs) which entitle the optionholder to surrender the right to exercise his or her Cenovus Option to purchase a specified number of Common Shares and to receive cash or Common Shares (at our discretion) in an amount equal to the excess of the closing price of the Common Shares on the TSX on the last trading day preceding the date of exercise of the TSAR, over the exercise price for the Cenovus Option, multiplied by the number of optioned Common Shares surrendered, less applicable withholdings. Where a TSAR is exercised, the right to the underlying Common Share is forfeited and such number of Common Shares are returned to the Common Shares reserved and available for new Cenovus Option grants.

Net Settlement Rights  Net settlement rights entitle the optionholder, in his or her sole discretion, to surrender the right to exercise the Cenovus Options to purchase a specified number of Common Shares and to receive in exchange a number of Common Shares. The optionholder will receive the number of Common Shares equal in value to the closing price of a Common Share on the TSX on the last trading day preceding the date of surrender of the Cenovus Options and contemporaneous exercise of the associated net settlement rights, less the grant price of the Cenovus Option then multiplied by the number of Cenovus Options surrendered, less applicable withholdings.

Cenovus Replacement Options  Cenovus Replacement Options were granted pursuant to the Arrangement and continue to be administered under the ESOP. For specific details regarding the Cenovus Replacement Options, including grant price, expiry, associated TSARs, vesting and performance criteria, see Long-Term Incentive Awards in the Compensation Discussion and Analysis section of this circular.

Adjustments  Adjustments will be made to the exercise price of an Option, the number of Common Shares delivered to an optionholder upon exercise of an Option and the maximum number of Common Shares that may at any time be reserved for issuance pursuant to Options granted under the ESOP in certain circumstances, such as a stock dividend, split, recapitalization, merger, consolidation, combination or exchange of Common Shares or other similar corporate change.

Non-Assignable and No Rights as a Shareholder  An Option may be exercised only by the optionholder and is not assignable, except on death or incapacitation. Nothing in the ESOP or in any option agreement confers or will confer on any optionholder any right of a shareholder unless acquired through the exercise of the Option or otherwise through the holding of Common Shares. Nothing in the ESOP or in any option agreement confers or will confer on any optionholder any right to remain as an employee of Cenovus or any of our subsidiaries.

Blackout Period  If the exercise period of an Option expires during, or within ten business days following, a period when option exercising is prohibited by Cenovus (the "Blackout Period"), then the exercise period of such Option will be extended to the date which is ten business days after the last day of the Blackout Period (the "Blackout Extension Period"), after which time such Option shall expire and terminate.

Amendments – Board Approval  The Board may, at any time and from time to time, amend, suspend, discontinue or terminate the ESOP in whole or in part; provided, however, no such amendment, suspension, discontinuance or termination may, without the consent of any optionholder, adversely alter or impair the rights under any Option previously granted. Any amendment to be made to the ESOP is subject to the prior approval of the TSX. The Board has certain power and authority to approve amendments relating to the ESOP or a specific Option without further approval of the shareholders of Cenovus, examples of which include, but are not limited to:

  (i)
  extending or, in the event of a change in control, retirement, death or disability, accelerating the terms of vesting applicable to any Option or group of Options;

  (ii)
  altering the terms and conditions of vesting applicable to any Option or group of Options;

  (iii)
  changing the termination provisions of the ESOP or any Option, provided that the change does not provide for an extension beyond the original expiry date of such option;

  (iv)
  accelerating the expiry date in respect of an Option;

  (v)
  determining the adjustment provisions pursuant to the ESOP. See Adjustments above;

  (vi)
  amending the definitions contained within the ESOP and other amendments of a "housekeeping" nature; and

  (vii)
  amending or modifying the mechanics of exercise of an Option or TSAR.

Amendments – Shareholder Approval  Approval by shareholders of Cenovus will be required for amendments that relate to:

  (i)
  accelerating the terms of vesting applicable to any Option or group of Options other than in the event of a change in control, retirement, death or disability;

  (ii)
  any increase in the number of Common Shares reserved for issuance under the ESOP;

  (iii)
  any reduction in the grant price or cancellation and reissue of Options;

  (iv)
  any extension of the term of an Option beyond the original expiry date, except as permitted under the Blackout Extension Period;

  (v)
  any increase to the length of the Blackout Extension Period;

  (vi)
  the inclusion of non-employee directors, on a discretionary basis, as eligible participants;

  (vii)
  any allowance for the transferability or assignability of Options other than for estate settlement purposes;

  (viii)
  amendments to the specific amendment provision of the ESOP; and

  (ix)
  amendments required to be approved by shareholders of Cenovus under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

 STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board recognizes that corporate governance is fundamental to generating long-term shareholder value. The Board is committed to attaining the highest standards of corporate governance and has designed leading and reliable systems to ensure the interests of Cenovus shareholders are well protected. The Board monitors Canadian and U.S. developments affecting corporate governance, accountability and transparency of public company disclosure while continually assessing and updating its systems in response to changing practices, expectations and legal requirements.

Our corporate governance practices reflect rules and guidelines adopted by the Canadian Securities Administrators ("CSA") and the U.S. Securities and Exchange Commission ("SEC"), including applicable rules adopted by the SEC to give effect to the provisions of the Sarbanes-Oxley Act of 2002. The corporate governance rules of the New York Stock Exchange ("NYSE") are generally not applicable to non-U.S. companies, however we are required to disclose the significant differences between our corporate governance practices and the requirements applicable to U.S. companies listed on the NYSE under NYSE corporate governance standards. Except as summarized on our website at www.cenovus.com, we are in compliance with the NYSE corporate governance standards in all significant respects.

Our approach to corporate governance meets or exceeds the practices enunciated under CSA National Policy 58-201 Corporate Governance Guidelines. This Statement of Corporate Governance Practices has been approved by the Board, on the recommendation of the Nominating and Corporate Governance Committee, and is based on CSA National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101"). Also included are statements with respect to applicable SEC rules, reflecting certain provisions of the Sarbanes-Oxley Act of 2002, NYSE rules and Canadian rules relating to audit committees pursuant to National Instrument 52-110 Audit Committees ("NI 52-110").

Board of Directors

Independence  Our Board is currently composed of nine directors, eight of whom are independent directors. Mr. Ferguson, our President & Chief Executive Officer, is the only member of our Board who is also a member of our management. Additional information on each Cenovus director can be found under Nominees for Election in the Business of the Meeting – Election of Directors section of this circular. Each committee of the Board – the Audit Committee, the HRC Committee, the Nominating and Corporate Governance Committee ("NCG Committee"), the Reserves Committee and the Safety, Environment and Responsibility Committee ("SER Committee") – is composed of independent directors.

Our Board is responsible for determining, at least annually, whether or not each director is independent within the meaning set forth in NI 58-101. Generally the Board considers a director to be independent if that director has no direct or indirect material relationship with the Corporation which could be reasonably expected to interfere with the exercise of a member's independent judgment. In its review, the Board considers and analyzes the existence, materiality and effect of all relationships of our directors with the Corporation including business, family and other relationships.

At all six of the Board meetings held in 2011, our directors held an in-camera session, without non-independent directors and management members in attendance, to facilitate open and candid discussion among independent directors.

Majority Voting  Our Board adopted a policy requiring any nominee for director to tender his or her resignation if the director receives more "withheld" votes than "for" votes at any meeting where shareholders vote on the uncontested election of directors. Our Board will consider the resignation and, in the absence of special circumstances, will accept the resignation consistent with an orderly transition. The director will not participate in any Board or Board committee deliberations on the resignation offer. It is anticipated that the Board's decision to accept or reject the resignation will be made within 90 days of receipt. Additional information may be found in the Business of the Meeting – Election of Directors section of this circular.

Shareholder Communication and Engagement  Our Board adopted a Board Shareholder Communication & Engagement Policy (the "Engagement Policy"). The purpose of the Engagement Policy is to further the Board's commitment to facilitate communication and engagement with our shareholders. The Engagement Policy describes the Board's undertakings in regards to communicating with shareholders, its approach to shareholder engagement and provides information on how interested shareholders can contact our Board. The Engagement

Policy is available along with the contact information of our investor relations group on our website at www.cenovus.com.

Our Shareholder Advisory Vote on Executive Compensation Policy, also available on our website at www.cenovus.com, provides an overview of our commitment to compensation disclosure and information about our implementation of a shareholder advisory vote on executive compensation.

Other Directorships  Our Board has not adopted a formal policy limiting the number of outside directorships of our directors. However, our Audit Committee Mandate specifies that members may not simultaneously serve on the audit committees of more than two other public companies unless the Board first determines such service will not impair the ability of the member to effectively serve on our Audit Committee. Other public company board memberships held by our directors are described under Business of the Meeting – Election of Directors – Nominees for Election. None of our directors serve together on other boards.

Board of Directors' Mandate

The fundamental responsibility of our Board, pursuant to our Board of Directors' Mandate (the "Board Mandate"), is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control. The Board Mandate sets out the key responsibilities of our Board in its stewardship and includes the following primary responsibilities. The Board Mandate is set out as Appendix A to this circular.

The Chair of our Board is required to ensure that our Board is properly organized, functions effectively and meets its obligations and responsibilities including those relating to corporate governance matters.

Supervision of Management  Our Board is responsible for appointing the Chief Executive Officer and monitoring the Chief Executive Officer's performance against a set of mutually agreed upon corporate objectives directed at maximizing shareholder value. The HRC Committee provides recommendations to our Board on succession planning, on senior management development and on the performance of management in relation to the accomplishment of their annual objectives. The HRC Committee is comprised exclusively of independent directors. Annually, the HRC Committee measures management's performance and total compensation against the combined set of objectives comprised in our annual budget and our strategic plan. Our Board supports management's commitment to training and developing all employees.

Our Strategic Plan  Our Board is responsible for the annual review and approval of our strategic plan. Key objectives of the strategic plan, as well as quantifiable operating and financial targets, and systems for the identification, monitoring and mitigation of principal business risks, are incorporated into the annual strategy review. Our Board discusses and reviews all materials relating to the strategic plan with management and receives updates from management on the strategic plan throughout the year. Management is required to seek our Board's approval for any transaction that would have a significant impact on our strategic plan.

Our Board also conducts a separate annual "Blue Sky" strategy session with management. At such session, the Board discusses with management high level matters with a longer term perspective which may affect our business. The session assists management in its preparations for the development of the annual strategic plan which is approved by the Board.

Risk Management  Our Board is responsible for ensuring that a system is in place to identify our principal risks, including operational risks, and to monitor the process to manage such risks. The Audit Committee reviews management's identification of significant financial risks or exposures and meets regularly to review reports and discuss significant risk areas with the internal and external auditors. In addition, our Board ensures that an adequate system of internal control exists.

Communications  Our Board is responsible for approving a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

We provide detailed information on our business, operating and financial results in accordance with our continuous disclosure requirements under applicable securities laws. Our news releases and other prescribed documents are required to be filed on the electronic database maintained by the CSA known as SEDAR at www.sedar.com and that maintained by the SEC known as EDGAR at www.sec.gov.

Our Board receives regular reports on any key communications issues. Procedures to facilitate feedback from shareholders include the following:

  (a)
  shareholders may send comments via email to investor.relations@cenovus.com;

  (b)
  a confidential and, where desired, anonymous Integrity Helpline to report concerns by email to integrity.helpline@cenovus.com, by telephone to 1-877-760-6766, or by written correspondence to our corporate offices at P.O. Box 766, 421 - 7 Avenue S.W., Calgary, Alberta, Canada T2P 0M5; and

  (c)
  our transfer agent, CIBC Mellon Trust Company, has a website www.canstockta.com and a toll-free number (1-866-332-8898) to assist shareholders.

Expectations of Directors  The Board Mandate also sets out the expectations and business duties of the directors, including the expectation for directors to attend all meetings and the responsibility to ensure that Board materials are distributed to all directors in advance of regularly scheduled meetings to allow for sufficient review. Our Board has a code of business conduct and ethics for directors, officers, employees, contractors and consultants, and monitors compliance with the code, and approves any waivers of the code, for officers and directors. The Board does not have a retirement policy for its directors.

Corporate Governance  Our Board is responsible for establishing an appropriate system of corporate governance, including policies and practices to ensure our Board functions independently of management and to ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters. Our Board has established clearly defined limits with respect to management's authority. The NCG Committee is responsible for reviewing, reporting and providing recommendations for improvement to our Board with respect to all aspects of corporate governance.

Nominating and Corporate Governance Committee

The NCG Committee is comprised of all of the independent directors on our Board. Its primary function is to assist the Board in carrying out its responsibilities by reviewing corporate governance and nomination issues and making recommendations to the Board as appropriate.

The NCG Committee is responsible for identifying individuals qualified to become Board members and recommending to the Board proposed nominees for election. In assessing new nominees, the NCG Committee seeks to ensure that there is a sufficient range of skills, expertise and experience to ensure that our Board can carry out its mandate and function effectively. The NCG Committee receives and evaluates suggestions for candidates from individual directors, the President & Chief Executive Officer and from professional search organizations. The NCG Committee also has the authority to retain search firms for the purpose of identifying appropriate director candidates for consideration and may, upon approval by a majority of its members, engage any outside resources deemed advisable.

The NCG Committee considers, develops and recommends any corporate governance issues or principles for review, discussion or action by the Board or a Board committee as appropriate. The NCG Committee also reviews the mandates of Board committees on a periodic basis and makes recommendations, as appropriate, to the Board and is responsible for this Statement of Corporate Governance Practices. The NCG Committee monitors best practices among major Canadian and U.S. companies to help ensure we adhere to high standards of corporate governance.

The NCG Committee oversees the evaluation and assessment of the effectiveness of our Board as a whole, the Board committees and the contribution of individual members, including the Board Chair. For more information on our board assessments and related processes, see Board Assessments within this Statement of Corporate Governance Practices.

Audit Committee

The Audit Committee is comprised exclusively of independent directors. The Audit Committee Mandate requires all members to be financially literate, as defined in NI 52-110. In particular and in accordance with SEC requirements, at least one member ("audit committee financial expert") shall have demonstrated through relevant experience:

  •
  an understanding of generally accepted accounting principles and financial statements;

  •
  the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

  •
  experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation's financial statements, or experience actively supervising one or more persons engaged in such activities;

  •
  an understanding of internal controls and procedures for financial reporting; and

  •
  an understanding of audit committee functions.

Mr. Taylor has been determined by the Board to be an audit committee financial expert.

Audit Committee members shall not simultaneously serve on the audit committee of more than two other public companies, unless the Board first determines that such simultaneous service will not impair the ability of the relevant members to effectively serve on our Audit Committee, and required public disclosure is made.

The Audit Committee's primary duties and responsibilities are to review and approve management's identification of principal financial risks and monitor the process to manage such risks, oversee and monitor our compliance with legal and regulatory requirements, oversee and monitor the integrity of our accounting and financial reporting processes, financial statements and system of internal controls regarding accounting and financial reporting and accounting compliance, oversee audits of our financial statements, including monitoring of the qualifications, independence and performance of our external and internal auditors, and provide an avenue of communication among the external auditors, management, the internal auditing department, and the Board of Directors.

For further information about our Audit Committee and our Audit Committee Mandate, please see the Audit Committee section of our Annual Information Form for the year ended December 31, 2011, filed on SEDAR at www.sedar.com and available at www.cenovus.com. The Audit Committee Mandate is also available on our website at www.cenovus.com.

Reserves Committee

One hundred percent of our reserves are evaluated annually by independent qualified reserves evaluators. Our Reserves Committee is comprised solely of independent directors. The Reserves Committee reviews the qualifications and appointment of the independent qualified reserves evaluators, the procedures relating to the disclosure of information with respect to oil and gas activities and the annual reserves and resources estimates prior to public disclosure. The Reserves Committee Mandate is available on our website at www.cenovus.com.

Safety, Environment and Responsibility Committee

The primary function of the Safety, Environment and Responsibility Committee is to assist our Board in fulfilling its role in oversight and governance by reviewing, reporting and making recommendations to our Board on our commitment to the integration of principles of the Corporate Responsibility Policy – including safety, social, environmental, ethical and economic considerations – into our affairs and on our policies, standards and practices with respect to corporate responsibility. The SER Committee Mandate and our Corporate Responsibility Policy are available on our website at www.cenovus.com.

Human Resources and Compensation Committee

The HRC Committee is comprised exclusively of independent directors. The HRC Committee's responsibilities are described under Committee Oversight in the Compensation Discussion and Analysis section of this circular. Our HRC Committee Mandate is available on our website at www.cenovus.com.

Position Descriptions

The Board has approved position descriptions for the President & Chief Executive Officer, the Board Chair and each Board committee Chair, which are each available on our website at www.cenovus.com.

The President & Chief Executive Officer's fundamental responsibility is the general direction and management of the business and affairs of Cenovus, in accordance with the corporate strategy and objectives approved by the Board and within the authority limitation delegated by the Board. Our Board is responsible for monitoring the President & Chief Executive Officer's performance against mutually agreed upon corporate objectives directed at maximizing shareholder value. For additional information, see the Compensation Discussion and Analysis section of this circular.

The fundamental responsibility of the Chair of the Board is to effectively manage the affairs of the Board, ensuring it is properly organized, functions effectively and meets its obligations and responsibilities, including those relating to corporate governance matters. The fundamental responsibility of the Chair of any Board committee is to effectively manage the duties of the committee, ensuring that it is properly organized, functions effectively and meets its obligations and responsibilities.

Board Assessments

We have established appropriate practices for the regular evaluation of the effectiveness of our Board, the Board committees and its members.

The NCG Committee is responsible for assessing the effectiveness of our Board and Board committees. As part of its process, the Chair of the NCG Committee meets periodically with each director to discuss the effectiveness of our Board, Board committees and each director. To assist the Chair in the review, each director is required to complete an anonymous effectiveness questionnaire annually as well as periodic self and peer evaluation forms. The assessments include a review of an individual director's knowledge, skills, experience and meaningful contributions.

The Vice-Chair of the NCG Committee also meets periodically with the Chair of the NCG Committee to discuss his effectiveness as the Chair of the Board, Chair of the NCG Committee and as a member of our Board. The NCG Committee assesses the adequacy of information given to directors, communication between our Board and management and the processes of our Board and Board committees.

The NCG Committee recommends to our Board any changes that would enhance the performance of our Board based on all of the NCG Committee's assessments.

Orientation and Continuing Education of Directors

The NCG Committee is responsible for implementing procedures for the orientation and education of new Board members concerning their role and responsibilities and for the continued development of existing members of our Board.

Orientation We have established a formal program for new directors, which includes a series of interviews and orientation sessions with senior management and field tours of major producing properties and areas of operations hosted by the respective division executive and senior operating staff. As part of the formal orientation, new directors will receive an information package containing our strategic planning materials, directors' information handbook, recently issued disclosure materials and independent third-party peer comparison information. In addition to the formal program, new members to our Board are encouraged to conduct their own due diligence through independent meetings with the Chair of our Board, President & Chief Executive Officer or any other director.

Continuing Education We provide continuing education opportunities for all directors so that individual directors can enhance their skills and have a current understanding of our business environment. Opportunities during 2011 included the following:

  •
  In February, directors participated in a presentation by members of our executive and advisory firm, Pacific Resolutions Inc. on environmental non-governmental organizations. In attendance was Ms. Neilsen and Messrs. Daniel, Delaney, Grandin, Rampacek, Taylor, Thomson and Ferguson.

  •
  In May, directors attended a Safety, Environment and Responsibility tour of our facilities at Wood River. In attendance was Ms. Neilsen and Messrs. Cunningham, Daniel, Grandin, Rampacek, Taylor, Thomson and Ferguson.

  •
  In June, directors participated in a presentation by representatives of the World Wildlife Fund and Ecofys UK Limited on the future of global renewable energy. In attendance was Ms. Neilsen and Messrs. Cunningham, Daniel, Grandin, Rampacek, Taylor, Thomson and Ferguson.

  •
  In October, directors attended a reserves assessment workshop presented by members of our internal reserves group and representatives of our independent qualified reserves evaluators, McDaniel & Associates and GLJ Petroleum Consultants. In attendance was Ms. Neilsen and Messrs. Delaney, Grandin, Rampacek, Taylor, Thomson and Ferguson.

In addition to ongoing internal continuing education programs, directors have the opportunity to attend external educational programs to assist in their development as a director. All such external programs are approved by the Board Chair.

Ethical Business Conduct

We have a set of guiding principles and values outlining the basis on which we operate as a high performance, principled corporation. These principles and values, in conjunction with our Corporate Responsibility Policy, establish our commitment to conducting business ethically and legally. The President & Chief Executive Officer, in accordance with his position guidelines, fosters a corporate culture that promotes ethical practices and encourages individual integrity and social responsibility.

Code of Business Conduct & Ethics  The Code of Business Conduct & Ethics applies to all officers, employees, contractors, consultants and directors. The Code of Business Conduct & Ethics makes specific reference to the protection and proper use of our assets, fair dealings with our stakeholders, detection and prevention of fraud and compliance with laws and regulations. All of our officers, employees, contractors, consultants and directors are asked to review the Code of Business Conduct & Ethics and confirm on an annual basis that they understand their individual responsibilities and agree to its requirements. Any waiver of the Code of Business Conduct & Ethics for officers or directors may only be made by our Board and will be promptly disclosed to shareholders as required by law. The Code of Business Conduct & Ethics is available at www.cenovus.com.

Investigations Practice  We have established the Investigations Practice to provide an effective, consistent and appropriate procedure by which all incidents that potentially violate our policies or practices, or are potential violations under statutes, regulations, rules and policies applicable to us, are properly received, reviewed, investigated, documented and brought to appropriate resolution. For this purpose, the Investigations Committee conducts, reviews and oversees investigations. The Investigations Committee also refers violations related to any accounting, internal accounting controls or auditing matters to the Audit Committee. The applicable Board committees, including specifically the Audit Committee, receive quarterly summaries on the nature and status of ongoing investigations and the resolutions of any investigations since the previous report. These Board committees will report any significant or material investigations to our Board.

Integrity Helpline  We have an Integrity Helpline which provides an additional avenue for stakeholders to communicate concerns about how we conduct our business. Concerns can be reported to the Integrity Helpline orally or in writing and may be made confidentially or anonymously. Concerns reported through the Integrity Helpline relating to violations of policies or practices are handled in accordance with the Investigations Practice. A report of investigations and Integrity Helpline complaints, which preserves confidentiality and anonymity, is prepared on a quarterly basis and provided to the applicable Board committees at regularly scheduled Board committee meetings.

Conflicts of Interest  In addition to the statutory obligations of directors to address conflict of interest matters, we have established a protocol to assist our executive team in managing in advance any potential conflicts of interest that may impact individual directors. The protocol requires an executive team member to: confirm an individual director's potential conflict with the Chief Executive Officer; provide advice to the Chair for advance notice to the affected director; ensure the portion of written reference material which gives rise to a conflict is excluded from the pre-meeting distribution to the affected director; and, with respect to the particular item in question, recommend directly to the affected director that he or she abstain from participating in the meeting or excuse himself or herself from the meeting.

Disclosure, Confidentiality and Employee Trading  We have established a policy on disclosure, confidentiality and employee trading that governs the conduct of all staff, contractors, consultants and directors and restricted trading and insider guidelines for directors and senior officers.

Key Governance Documents

Many policies and practices support our corporate framework. The following documents constitute key components of our corporate governance system and are available at www.cenovus.com:

• Code of Business Conduct & Ethics
• Corporate Responsibility Policy
• Board of Directors' Mandate
• Chair of the Board of Directors and Committee
  Chair General Guidelines
• President & Chief Executive Officer General
  Guidelines
• Audit Committee Mandate	• Human Resources and Compensation Committee Mandate • Nominating and Corporate Governance Committee Mandate • Reserves Committee Mandate • Safety, Environment and Responsibility Committee Mandate

 ADDITIONAL INFORMATION

For those shareholders who cannot attend the meeting in person, we have made arrangements to provide an audio webcast of the meeting. Details on how shareholders may access the proceedings on the webcast will be found on our website www.cenovus.com and will also be provided in a news release prior to the meeting. Our financial information is contained in our audited consolidated financial statements and management's discussion and analysis for the year ended December 31, 2011.

The final date by which Cenovus must receive shareholder proposals for the annual meeting of shareholders of Cenovus to be held in 2013 is December 5, 2012. All proposals should be sent by registered mail to the Corporate Secretary, Cenovus Energy Inc., 4000, 421 - 7 Avenue S.W., P.O. Box 766, Calgary, Alberta, T2P 0M5.

Additional information concerning Cenovus, including our audited consolidated financial statements and management's discussion and analysis thereon, is available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on our website at www.cenovus.com. You may also send your request to the Corporate Secretary, Cenovus Energy Inc., 4000, 421 - 7 Avenue S.W.,P.O. Box 766, Calgary, Alberta, T2P 0M5.

If you have any questions about the information contained in this circular or require assistance in completing your proxy form, please contact Phoenix Advisory Partners, our proxy solicitation agent, at:

North American Toll Free Phone: 1-800-622-1642
Banks, Brokers and collect calls: 201-806-2222
Toll Free Facsimile: 1-888-509-5907
Email: inquiries@phoenixadvisorypartners.com

The contents and the sending of this management proxy circular have been approved by the Board.

Kerry D. Dyte
Executive Vice-President, General Counsel & Corporate Secretary

Calgary, Alberta
March 5, 2012

 APPENDIX A

BOARD OF DIRECTORS' MANDATE

The fundamental responsibility of the Board of Directors (the "Board") of Cenovus Energy Inc. ("Cenovus" or the "Corporation") is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control.

Executive Team Responsibility

•
Appoint the Chief Executive Officer ("CEO") and senior officers, approve their compensation, and monitor the CEO's performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value.

•
In conjunction with the CEO, develop a clear mandate for the CEO, which includes a delineation of management's responsibilities.

•
Ensure that a process is established that adequately provides for succession planning, including the appointing, training and monitoring of senior management.

•
Establish limits of authority delegated to management.

Operational Effectiveness and Financial Reporting

•
Annual review and adoption of a strategic planning process and approval of the corporate strategic plan, which takes into account, among other things, the opportunities and risks of the business.

•
Ensure that a system is in place to identify the principal risks to the Corporation and that the best practical procedures are in place to monitor and mitigate the risks.

•
Ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters.

•
Ensure that processes are in place for the Corporation to mitigate environmental impacts, address health and safety matters that may arise with our activities, and operate in a manner consistent with recognized standards.

•
Ensure that an adequate system of internal control exists.

•
Ensure that due diligence processes and appropriate controls are in place with respect to applicable certification requirements regarding the Corporation's financial and other disclosure.

•
Review and approve the Corporation's financial statements and oversee the Corporation's compliance with applicable audit, accounting and reporting requirements.

•
Approve annual operating and capital budgets.

•
Review and consider for approval all amendments or departures proposed by management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business.

•
Review operating and financial performance results relative to established strategy, budgets and objectives.

Integrity/Corporate Conduct

•
Approve a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

•
Approve a code of business conduct and ethics for directors, officers, employees, contractors and consultants and monitor compliance with the Practice and approve any waivers of the Practice for officers and directors.

A-1

 Board Process/Effectiveness

•
Ensure that Board materials are distributed to directors in advance of regularly scheduled meetings to allow for sufficient review of the materials prior to the meeting. Directors are expected to attend all meetings.

•
Engage in the process of determining Board member qualifications with the Nominating and Corporate Governance Committee including ensuring that a majority of directors qualify as independent directors pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices (as implemented by the Canadian Securities Administrators and as amended from time to time).

•
Approve the nomination of directors.

•
Provide a comprehensive orientation to each new director.

•
Establish an appropriate system of corporate governance including practices to ensure the Board functions independently of management.

•
Establish appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members.

•
Establish committees and approve their respective mandates and the limits of authority delegated to each committee.

•
Review and re-assess the adequacy of the Audit Committee Mandate on a regular basis, but not less frequently than on an annual basis.

•
Review the adequacy and form of the directors' compensation to ensure it realistically reflects the responsibilities and risks involved in being a director.

•
Each member of the Board is expected to understand the nature and operations of the Corporation's business, and have an awareness of the political, economic and social trends prevailing in all countries or regions in which the Corporation invests, or is contemplating potential investment.

•
Independent directors shall meet regularly, and in no case less frequently than quarterly, without non-independent directors and management participation.

•
In addition to the above, adherence to all other Board responsibilities as set forth in the Corporation's By-Laws, applicable policies and practices and other statutory and regulatory obligations, such as approval of dividends, issuance of securities, etc., is expected.

A-2

 APPENDIX B

SHAREHOLDER PROPOSAL

The following shareholder proposal (the "Proposal") has been submitted by Meritas Mutual Funds ("Meritas"), 1265 Strasburg Road, Kitchener, Ontario N2R 1S6. The Proposal and Meritas' supporting statement are set out verbatim below. The Board and management oppose the Proposal and their reasons are set out after Meritas' supporting statement.

Proposal

It is proposed that the board of Cenovus Energy Inc. reverse its decision to provide the company's shareholders with an advisory vote on executive compensation every three years and instead adopt a policy that the votes will take place annually.

 Supporting Statement

There is abundant evidence that both rulemakers and shareholders believe advisory votes on executive pay must be an annual occurrence, instead of taking place at three year intervals.

Advisory votes on executive compensation are required to take place annually at public companies incorporated in the U.K., Australia, Sweden and Norway.(1)

In 2011, U.S. public companies with market capital of more than US$75 million were required to provide their shareholders with a vote on how often say on pay resolutions would appear on their ballots in the future in addition to the pay vote itself. By a margin of more than four to one, the results indicate that shareholders favour an annual say on pay at Russell 3000 companies.(2)

Of the 71 Canadian issuers included in the S&P/TSX composite Index that have committed to holding say on pay votes to date, only Cenovus Energy Inc. and one other issuer have indicated that they will not hold these votes annually.

Switzerland's experience with say on pay is very similar to Canada's, in that a significant minority of the largest public companies provide their shareholders with an advisory vote on executive compensation even though the relevant regulator has not yet required that they do so. According to an August 2011 report by Ethos Foundation, 45 of the largest 100 Swiss companies have thus far implemented an annual non-binding vote on executive pay.(3)

One reason for the overwhelming adoption of annual pay votes is that key decisions about executive compensation are so commonly made on an annual basis. According to the Executive Compensation section of the Cenovus Energy Inc. 2011 Management Proxy Circular, various important decisions about executive compensation are made annually by the board's Human Resources and Compensation Committee. These include the review of compensation philosophy and program design, the determination of base salaries, annual performance bonus award amounts and grants under stock-based compensation schemes.

Given that executive compensation policy and practice at Cenovus Energy Inc. requires assessment and decision-making on an annual basis, we believe that shareholders must have an opportunity to provide their considered opinion about those decisions every year.

(1)
Mercer LLC, Say on Pay –A global perspective, September 22, 2011. Online at:
http://www.mercer.com/articles/say-on-pay-a-global-perspective
(2)
Semler Brossy Consulting Group, LLC, 2011 Say on Pay Results: Russell 3000, June 2 2011, p.5. Online at:
http://www.semlerbrossy.com/pages/pdf/SOP_Update.pdf
(3)
Ethos Foundation, Say on Pay in Switzerland in 2011, August 30 2011. Online at:
http://www.ethosfund.ch/upload/publication/p327e_110830_Say_on_Pay_in_Switzerland.pdf

B-1

THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL.

Board and Management Statement

We acknowledge that executive compensation has taken on greater importance for shareholders in recent years. Recent amendments to disclosure rules made by the CSA illustrate the increasing importance of transparency of corporate decision making and clarity of communicating executive compensation practices and policies. The objective of our Director and Executive Compensation disclosure, including our CD&A, is to communicate our compensation philosophy and the resulting total compensation that we pay to our executives and directors, and the decision-making process we use relating to compensation. Our disclosure is meant to provide insight into our view of compensation as an important element relating to the overall stewardship and governance of our company.

In support and satisfaction of this objective, we provide shareholders with clear, comprehensive and transparent disclosure regarding compensation in our Director and Executive Compensation disclosure, including our CD&A. Our disclosure describes the disciplined and prudent approach that our Board and the HRC Committee undertake in developing, managing and implementing our compensation program. The HRC Committee is composed exclusively of independent directors who are experienced senior executives, and works in consultation with Towers Watson, an experienced compensation consulting firm whose services and expertise are described in the CD&A section of this circular.

To promote the creation of value for our shareholders, we have a long-term development plan that includes maximizing production of oil, natural gas and liquids from our existing assets as well as increasing production from our oil sands assets and other opportunities. The development of oil sands assets takes many years to complete, from the time that we begin delineation to support the filing of a regulatory application to the time when a facility has been constructed and is capable of producing. With project cycles in the order of seven or more years and a production life measured in decades, investment in the oil sands is a particularly long-term process. We believe that we have demonstrated our ability to successfully manage this complex long-term process for the benefit of Cenovus and our shareholders. We currently have a ten year strategic development plan extending to the end of 2021. We must manage our business in alignment with our long-term development plan. This also means we must align our compensation program with our long-term business plan to ensure management is focused on accomplishing our ten year targets and delivering value to our shareholders.

We believe it is important to keep our focus on long-term performance in the design and implementation of our compensation philosophy. Our compensation program implements our philosophy and permits recognition of achieving short-term milestones while incorporating appropriate long-term components to ensure a stable compensation program, supportive of our clear long-term objectives and focus. The performance objectives of our executive officers are aligned with our long-term strategy, and are linked to their compensation from both an annual bonus and long-term incentive perspective. Our long-term incentive plans utilize three year time periods for vesting and performance achievement criteria. An annual shareholder advisory vote on compensation may place undue focus on short-term achievements rather than steward towards our long-term approach to compensation planning. This may cause inconsistencies with our business plan and the accomplishment of our long-term objectives. We believe that a three year advisory vote on our approach to compensation aligns with our philosophy and promotes long-term success for the benefit of Cenovus and our shareholders.

We are also committed to open and responsive communications with shareholders. Shareholders have the opportunity to communicate with the Board on any matter, including executive compensation, in accordance with our Engagement Policy described in the Statement of Corporate Governance Practices section of this circular. Additionally the Board may consult with shareholders to understand their concerns on certain matters, including executive compensation. We encourage you to review our Engagement Policy as we believe that the mechanisms available for shareholder engagement provide meaningful opportunities for shareholders to effectively express their views concerning executive compensation at any time, which we believe would be more effective than an annual advisory vote. An annual advisory vote would not specify which aspects of our executive compensation have raised shareholder concerns and is limited to retroactive reviews of management's approach to executive compensation in the prior year.

B-2

421 – 7 Ave SW
PO Box 766
Calgary, AB T2P 0M5

Our 2011 Annual Report is
available on our website at
 www.cenovus.com

QuickLinks

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF CENOVUS ENERGY INC.
INVITATION LETTER
TABLE OF CONTENTS
VOTING QUESTIONS & ANSWERS
BUSINESS OF THE MEETING
FINANCIAL STATEMENTS
ELECTION OF DIRECTORS
Nominees for Election
APPOINTMENT OF AUDITORS
AMENDMENT AND RECONFIRMATION OF THE CENOVUS SHAREHOLDER RIGHTS PLAN
Background
Purpose of the Cenovus Shareholder Rights Plan
Summary of the Cenovus Shareholder Rights Plan
Proposed Amendments
SHAREHOLDER ADVISORY VOTE ON EXECUTIVE COMPENSATION
Background
Proposed Resolution
SHAREHOLDER PROPOSAL
DIRECTOR COMPENSATION
Fees
Deferred Share Units
Share Ownership Guidelines
Director Compensation Table
EXECUTIVE COMPENSATION
HUMAN RESOURCES COMMITTEE LETTER TO SHAREHOLDERS
Compensation Philosophy
2011 Performance
Stewardship
Maximizing the talent of our executive officers and our other leaders
Conclusion
COMPENSATION DISCUSSION AND ANALYSIS
Introduction
Compensation Philosophy
Market Data Comparisons and Our Peer Group
Committee Oversight
The Components of our Compensation Program
2011 COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS
2011 Cenovus Performance Summary Table
Share Ownership Guidelines
Policy Compliance
Risk Management in the context of our Compensation Programs
Say on Pay Vote
Performance Graph
TABLES
Summary Compensation Table
Outstanding Option-Based and Share-Based Awards
Incentive Plan Awards – Value Vested or Earned During the Year
Defined Benefit Pension Table
Defined Contribution Pension Table
Employment, Severance and Change in Control Arrangements
Change in Control Table
ADDITIONAL COMPENSATION PLAN INFORMATION
EMPLOYEE STOCK OPTION PLAN
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
Board of Directors
Board of Directors' Mandate
Nominating and Corporate Governance Committee
Audit Committee
Reserves Committee
Safety, Environment and Responsibility Committee
Human Resources and Compensation Committee
Position Descriptions
Board Assessments
Orientation and Continuing Education of Directors
Ethical Business Conduct
Key Governance Documents
ADDITIONAL INFORMATION
APPENDIX A
BOARD OF DIRECTORS' MANDATE
Executive Team Responsibility
Operational Effectiveness and Financial Reporting
Integrity/Corporate Conduct
Board Process/Effectiveness
APPENDIX B
SHAREHOLDER PROPOSAL
Proposal
Supporting Statement
Board and Management Statement